UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934**

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Stage Stores, Inc.
(Name of Registrant as Specified In Its Charter)

_____
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STAGE STORES INC.

BEALLS ■ PALAIS ROYAL ■ PEEBLES ■ STAGE

Notice of 2004
Annual Meeting
and
Proxy Statement

STAGE STORES INC.

BEALLS ■ **PALAIS ROYAL** ■ **PEEBLES** ■ **STAGE**

10201 Main Street
Houston, Texas 77025

April 26, 2004

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to invite you to attend the 2004 Annual Meeting of Shareholders of Stage Stores, Inc. on Thursday, June 3, 2004, in Houston, Texas. Information about the meeting is presented in the following pages.

The Annual Meeting will begin with a discussion and vote on the matters set forth in the accompanying Notice of 2004 Annual Meeting of Shareholders and Proxy Statement, followed by a discussion on any other business matters that are properly brought before the meeting.

Your vote is very important. We encourage you to read the Proxy Statement and vote your shares as soon as possible. Whether or not you plan to attend, you can be sure your shares are represented at the meeting by promptly completing, signing, dating and returning your Proxy Card in the enclosed envelope or by submitting your vote and proxy by telephone or by the Internet.

If you will need special assistance at the Annual Meeting because of a disability, please contact Bob Aronson, Vice President, Investor Relations, at (800) 579-2302.

Thank you for your continued support of Stage Stores, Inc. We look forward to seeing you on June 3rd.

Sincerely,

/s/ James R. Scarborough

James R. Scarborough
Chairman of the Board, Chief Executive Officer and President

TABLE OF CONTENTS

■ To be voted on at the meeting

**EVERY SHAREHOLDER'S VOTE IS IMPORTANT.
PLEASE COMPLETE, SIGN, DATE AND RETURN
YOUR PROXY FORM, OR SUBMIT YOUR VOTE
AND PROXY BY TELEPHONE OR BY INTERNET,
AS SOON AS POSSIBLE.**

STAGE STORES INC.

BEALLS ■ **PALAIS ROYAL** ■ **PEEBLES** ■ **STAGE**

NOTICE OF 2004 ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders:

The 2004 Annual Meeting of Shareholders of Stage Stores, Inc. (the "Company") will be held at the offices of the Company, 10201 Main Street, Houston, Texas 77025 on Thursday, June 3, 2004, at 1:00 p.m. local time. The shareholders will vote on the following matters:

1. Election of nine directors for a term of one year;

2. Ratification of the appointment of Deloitte & Touche LLP as independent auditors for the fiscal year 2004;

3. Approval of the Material Terms of Executive Officer Performance Goals;

4. Approval of the Amended and Restated 2001 Equity Incentive Plan; and

5. Such other matters as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 7, 2004, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting.


By Order of the Board of Directors

/s/ Michael E. McCreery
Michael E. McCreery
Executive Vice President,
Chief Financial Officer, and Secretary
Stage Stores, Inc.


April 26, 2004

In accordance with the Company's security procedures, all persons attending the Annual Meeting must present an Admission Card and picture identification. If you are a shareholder of record and plan to attend the meeting in person, please bring the Admission Card you received in this proxy mailing with you to the meeting. For security purposes, bags and purses will be subject to search at the door.

PROXY STATEMENT

GENERAL

This Proxy Statement is furnished in connection with the solicitation of proxies by Stage Stores, Inc. (the "Company") on behalf of the Board of Directors (the "Board") for the 2004 Annual Meeting of Shareholders (the "Annual Meeting") which will be held at the offices of the Company, 10201 Main Street, Houston, Texas 77025 on Thursday, June 3, 2004, at 1:00 p.m. local time. This Proxy Statement and Proxy Card are first being sent to the shareholders on or about April 26, 2004. The proxy will be voted at the Annual Meeting if the signer of the proxy or shareholder submitting his or her vote and proxy by telephone or by the Internet was a shareholder of record on April 7, 2004 (the "Record Date").

VOTING

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. On the Record Date, there were 18,739,264 shares of common stock, par value $0.01, outstanding and entitled to vote at the Annual Meeting. A list of the shareholders entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting for purposes relating to the Annual Meeting.

You can ensure that your shares are voted at the Annual Meeting by submitting your instructions by completing, signing, dating and returning the enclosed Proxy Card in the envelope provided or by submitting your vote and proxy by telephone or by the Internet. Submitting your instructions by Proxy Card, by telephone, or by the Internet will not affect your right to attend the Annual Meeting and vote. A shareholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the Annual Meeting, by delivering a subsequent proxy, or by notifying the Inspectors of Election in writing of such revocation.

The representation in person or by proxy of a majority of the outstanding shares of common stock entitled to a vote at the Annual Meeting is necessary to provide a quorum for the transaction of business at the Annual Meeting. Shares can only be voted if the shareholder is present in person or is represented by a properly signed proxy or by a vote and proxy submitted by telephone or by the Internet. Each shareholder's vote is very important. Whether or not you plan to attend the Annual Meeting in person, please sign and promptly return the enclosed Proxy Card or submit your vote and proxy by telephone or by the Internet. All signed and returned proxies and votes and proxies submitted by telephone or by the Internet will be counted towards establishing a quorum for the Annual Meeting, regardless of how the shares are voted.

A shareholder of record on the Record Date may vote in any of the following four ways:

- by toll-free number at 1-800-435-6710; or

- by the Internet at http://www.eproxy.com/stgs; or

- by completing and mailing the Proxy Card; or

- by written ballot at the Annual Meeting.

If you vote by the Internet or by telephone, your vote must be received by 11:59 pm Eastern Time on June 2nd, the day before the Annual Meeting. Your shares will be voted as you indicate. If you return your Proxy Card, but you do not indicate your voting preferences, the proxies will vote your shares FOR items 1, 2, 3 and 4 and in their discretion for Item 5.

If your shares are held in a brokerage account in your broker's name (this is called street name), you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, in most cases, submit voting instructions by mail, by telephone or by the Internet. Your shares should be voted by your broker or nominee as you have directed.

The Company will pass out written ballots to anyone who wants to vote at the Annual Meeting. If you hold your shares in street name, you must request a legal proxy from your broker to vote at the Annual Meeting.

For additional information concerning the manner of proxy solicitation and voting, please see "Additional Information" on page 26 of this Proxy Statement.

MATTERS TO BE ACTED UPON

ITEM 1 - ELECTION OF DIRECTORS

INFORMATION RELATING TO DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

In General

At the Annual Meeting, nine Directors are to be elected to hold office until the 2005 Annual Meeting and until their successors have been elected and have qualified. Information concerning the nine nominees is set forth below. Seven nominees are currently Directors of the Company, having joined the Board on August 24, 2001, and the Company's Corporate Governance and Nominating Committee recommended all of them for re-election. Margaret Monaco and William Montgoris are not currently Directors of the Company and the Company's Corporate Governance and Nominating Committee recommended them for election. The Board knows of no reason why any nominee may be unable to serve as a Director.

Your Board of Directors recommends a vote FOR each nominee for Director set forth below.

The following information pertains to each nominee's (i) age as of April 7, 2004, (ii) principal occupations for the past five years, and (iii) certain other directorships:

Name	Age	Positions Currently Held
James Scarborough	53	Chairman, President, Chief Executive Officer
Michael McCreery	55	Executive Vice President, Chief Financial Officer, Director
Scott Davido	42	Director, Chairman of Corporate Governance and Nominating Committee
Alan Gilman	60	Director, Lead Independent Director, Chairman of Audit Committee
Michael Glazer	55	Director
John Mentzer	52	Director
Walter Salmon	73	Director
Margaret Monaco	56	Director Nominee
William Montgoris	57	Director Nominee

Mr. Scarborough has been Chairman of the Board since August 24, 2001. He joined the Company's predecessor as President and Chief Executive Officer in August 2000. Mr. Scarborough also acts as the Company's Chief Merchandising Officer. Between 1996 and 2000, Mr. Scarborough was President and Chief Executive Officer of Busy Body, Inc. Busy Body, Inc. filed a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas Houston Division on May 2, 2001.

Mr. McCreery has been a Director of the Company since August 24, 2001. He joined the Company's predecessor as Executive Vice President and Chief Financial Officer in February 2001. From 1998 to 2001, Mr. McCreery was Senior Vice President and Chief Financial Officer of Levitz Furniture Company.

Mr. Davido has been a Director since August 24, 2001. Since April 1, 2004, he has served as Executive Vice President, President Northeast Division of NRG Energy, Inc. Since October, 2002, he has served as Senior Vice President, General Counsel of NRG Energy, Inc. From March 1999 to May 2002, he served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of The Elder-Beerman Stores Corp. ("Elder-Beerman"). From January 1998 to March 1999, Mr. Davido served as Senior Vice President, General Counsel and Secretary of Elder-Beerman.

Mr. Gilman has been a Director since August 24, 2001. Since July 2000, he has been a financial and business consultant. Since February 2004, Mr. Gilman has served as Executive Vice President of Restructuring for A.L. Dammon Co., a privately held, Madison Heights, Michigan based retailer of hardware and home decor. From February 1976 to June 2000, Mr. Gilman was a partner at Arthur Andersen LLP, during the last twelve years of which he served as Worldwide Managing Partner of Consumer Products and Retail Industry Programs. He is also a Director of Catuity, Inc.

Mr. Glazer has been a Director since August 24, 2001. Since May 1996, he has served as President and Chief Executive Officer of KB Toys, Inc., which filed a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on January 14, 2004. He is also a Director of KB Toys, Inc. and Brookstone, Inc.

Mr. Mentzer has been a Director since August 24, 2001. Since January 1994, he has been a professor of Business Policy in the Department of Marketing, Logistics and Transportation at the University of Tennessee. Professor Mentzer is also President of JTM & Associates, a consulting firm.

Mr. Salmon has been a Director since August 24, 2001. Since 1997, he has been the Stanley Roth Sr., Professor of Retailing, Emeritus at the Harvard University Graduate School of Business Administration. Professor Salmon is also a Director of Cole National Corporation, The Neiman Marcus Group, PetsMart, Inc. and Party City, Inc.

Ms. Monaco returned to the position of Principal of Probus Advisors, a management and financial consulting firm which she founded in June 1993, in October 2003. From April 1999 until October 2003, she served as the Chief Operating Officer of KECALP Inc. and Merrill Lynch Ventures LLC; she was KECALP Inc.'s Chief Administrative Officer from April 1998 until April 1999. Prior to founding Probus Advisors, Ms. Monaco was Vice President and Treasurer of The Limited Inc. from October 1987 until June 1993. Ms. Monaco is a Director of Barnes and Noble, Inc.

Mr. Montgoris retired from Bear Stearns in 1999. From June 1993 until June 1996, he served as Chief Financial Officer and Chief Operating Officer of Bear Stearns. From June 1996 until June 1999, Mr. Montgoris served as Chief Operating Officer of Bear Stearns. Mr. Montgoris is a Trustee of five funds within The Reserve Funds family of money market mutual funds.

SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners

The following table shows certain information regarding beneficial ownership of the Company's common stock as of April 7, 2004, or the latest date preceding April 7, 2004 on which filings were made under Section 13(d) and 13(g) of the Securities Exchange Act of 1934, by any person or entity who is known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding common stock. As of April 7, 2004, there were 18,739,264 shares of common stock outstanding. Unless otherwise indicated by footnote, the person has sole voting and investment power.

Name and Address	Number of Shares of Common Stock	Percentage of Shares of Common Stock
Wells Fargo & Company (1) 420 Montgomery Street San Francisco, CA 94104	1,117,600	5.96%
Paradigm Capital Management, Inc. Nine Elk Street Albany, NY 12207	970,450	5.18%

_____

(1)   On behalf of its subsidiaries Peregrine Capital Management Incorporated and Wells Fargo Funds Management, LLC.

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of the Company's common stock beneficially owned as of April 7, 2004 by each of the Company's Directors and each Named Executive Officer listed in the Summary Compensation Table, as well as the number of shares beneficially owned by all of the Company's Directors and executive officers as a group. As of April 7, 2004, there were 18,739,264 shares of common stock outstanding. Each Director and Named Executive Officer beneficially owns less than one percent of the Company's outstanding common stock. All Directors and Executive Officers as a group (21 persons) own 6.71% of the Company's common stock. The table also includes information about stock options, common stock and Deferred Stock Units credited to the accounts of each Director and executive officer under various compensation and benefit plans.

Name	Number of Shares or Units		
	Common Stock	Stock Equivalent Units [1]	Options Exercisable Within 60 Days
James Scarborough	10,000	-	587,500
Michael McCreery	5,000	-	117,500
Ernest Cruse	-	-	-
Vivian McDonald	-	-	-
Ron Lucas	3,000	-	75,000
Dennis Abramczyk	-	-	75,000
Glenn August	166,313	-	10,000 [2]
Scott Davido	-	743	5,000
Alan Gilman	1,100	1,036	10,000
Michael Glazer	3,000	-	10,000
John Mentzer	-	1,352	10,000
Walter Salmon	1,870	-	10,000
All Directors and Executive Officers as a group (21 persons)	190,283	3,131	1,066,858

Unless otherwise indicated by footnote, individuals have sole voting and investment power.

_____

(1)   These Deferred Stock Units ("DSU") are held under the Stage Stores, Inc. 2003 Non-Employee Director Equity Compensation Plan. Each DSU is equal in value to a share of Company stock, but does not have voting rights. Individuals do not have investment power with respect to the DSUs. The number of DSUs credited to a Director's account will be adjusted, as appropriate, to reflect any stock split, any dividend paid in cash and any dividend payable in shares of Company stock. At the election of the Director upon termination of his service as a Director, the DSUs will be distributed to the Director either (i) in cash, or (ii) in shares of Company stock.

(2)   Acquired by Mr. August as a Director and assigned by him to an affiliate, Oak Hill Advisors L.P.

INFORMATION RELATING TO THE BOARD OF DIRECTORS AND COMMITTEES

In General

The Board currently consists of eight Directors, six of whom are independent under the listing standards of NASDAQ and the Company's Corporate Governance Guidelines and two of whom are not independent by virtue of the fact that they are the Company's Chief Executive Officer and Chief Financial Officer, respectively.

In December 2003, Ronald Wuensch retired from the Board. Glenn August will retire from the Board as of the Annual Meeting and did not stand for re-election to the Board. In January 2004, the Company retained the services of Korn/Ferry International to work with it in the recruitment of two new Directors to fill the vacancies of Messrs. Wuensch and August. On April 9, 2004, Margaret Monaco and William Montgoris were extended invitations to join the Board, effective June 3, 2004, subject to shareholder approval at the Annual Meeting. If elected, both Ms. Monaco and Mr. Montgoris will be independent Directors under the listing standards of NASDAQ and the Company's Corporate Governance Guidelines.

Directors Meetings

Board Meetings. The Board held seven meetings during 2003. During 2003, no current Director attended fewer than 75% of the aggregate of the total number of meetings of the Board and of meetings held by committees of the Board on which he was a member. In addition to regularly scheduled meetings, a number of Directors were involved in numerous informal meetings with management, offering valuable advice and suggestions on a broad range of corporate matters.

Executive Sessions. As described in the Company's Corporate Governance Guidelines, the non-management Directors meet in regularly scheduled executive sessions without members of the Company's management.

Annual Meeting. It is the Board's policy that Directors should attend the Company's annual meeting of shareholders absent exceptional cause. Last year, all Directors attended the annual meeting of shareholders.

Standing Committees

The Board has three standing committees: Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. Each committee operates under a written charter which is periodically reviewed by the respective committee and the Corporate Governance and Nominating Committee.

Audit Committee

In General. The members of the Audit Committee are Alan Gilman (Chairman), Scott Davido, John Mentzer and Walter Salmon, all of whom are independent Directors under the listing standards of NASDAQ. The primary function of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee's primary responsibilities and duties are (i) to monitor the integrity of the Company's financial process and systems of internal controls regarding finance, accounting and legal compliance; (ii) to ensure the independence and monitor the performance of the Company's independent auditor and the performance of the Company's internal auditing department; (iii) to provide an avenue of communication between the independent auditor and the Company's internal auditing department; and (iv) to provide an avenue of communication among the independent auditor, management, the Company's internal auditing department and the Board. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and duties, and it has direct access to the independent auditor as well as anyone in the Company. The Audit Committee has the ability to engage, at the Company's expense, independent counsel and other advisers as it determines necessary to carry out its duties. The Audit Committee met ten times in 2003. The Audit Committee Report begins on page 19.

Audit Committee Charter. A copy of the Charter for the Audit Committee is included as Appendix A to this Proxy Statement.

Audit Committee Financial Expert. The Board has determined that Messrs. Davido, Gilman, Mentzer and Salmon are Audit Committee Financial Experts, as that term is defined by the SEC.

Accounting Complaints. The Audit Committee has established procedures for (i) the receipt retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures, which are incorporated into the Company's Code of Ethics and Business Conduct, (i) set forth a statement about the Company's commitment to comply with the laws; (ii) encourage employees to inform the Company of conduct amounting to a violation of the applicable standards; (iii) describe prohibited conduct; (iv) set forth compliance procedures that employees can easily use, including making anonymous complaints, and (v) provide assurances that there will be no retaliation for reporting suspected violations.

Compensation Committee

The members of the Compensation Committee are Glenn August (Chairman), Alan Gilman and Michael Glazer, all of whom are independent Directors. The primary function of the Compensation Committee is to administer the cash salary, bonus and other incentive and stock option programs for the executive officers of the Company. The Compensation Committee met three times in 2003. The Compensation Committee Report begins on page 10.

Corporate Governance and Nominating Committee

In General. The members of the Corporate Governance and Nominating Committee (the "Corporate Governance Committee") are Scott Davido (Chairman), Michael Glazer and Walter Salmon, all of whom are independent Directors under the listing standards of NASDAQ. The Corporate Governance Committee's primary functions are (i) to oversee the Company's Corporate Governance Guidelines, (ii) to consider any Director candidates recommended by shareholders, (iii) to identify, recruit and recommend potential candidates for nomination as Directors to the Board and to nominate Directors for membership on Board committees, and (iv) to evaluate the overall performance of the Board. The Corporate Governance Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by reviewing corporate governance issues that may be brought before the Board, by exercising oversight over the Governance Guidelines, by nominating qualified individuals as Directors and reviewing their performance, and by reviewing applicable laws and regulations related to corporate governance matters. Annually, the Corporate Governance Committee evaluates the overall performance of the Board and the Governance Guidelines. Periodically, the Corporate Governance Committee reviews the compensation paid to the Directors. The Corporate Governance Committee met four times during 2003.

Corporate Governance and Nominating Committee Charter. The Charter for the Corporate Governance Committee is posted on the Company's website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Charter for the Corporate Governance and Nominating Committee."

Corporate Governance Guidelines. The Board has adopted written Corporate Governance Guidelines (the "Governance Guidelines") to assist the Board in the exercise of its corporate governance responsibilities. The purpose of the Governance Guidelines is to provide a structure within which Directors and the Company's management can monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines are available on the Company's website at www.stagestoresinc.com. They can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Corporate Governance Guidelines."

Evaluation of the Directors, the Guidelines and the Board's Performance. With input from the other Directors, the Corporate Governance Committee reports annually to the Board on its evaluation of the Directors, the Governance Guidelines, any other corporate governance policies, and the overall performance of the Board and any and all related party transactions (transactions involving the Company and any officer, Director, employee or their affiliates and immediate families). Its evaluation is discussed with the full Board. With respect to the Board, the evaluation is of the Board's overall performance as a whole and it specifically reviews areas in which the Board and management believes a better contribution could be made. The purpose of the evaluation is to increase the corporate governance effectiveness of the Board, not to target individual Directors. The Corporate Governance Committee is responsible for establishing the evaluation criteria and implementing the process for the annual evaluation.

Director Qualifications; Process for Identifying and Evaluating Nominees. Nominees for Director must possess the following minimum qualifications: broad experience, wisdom, integrity, the ability to make independent analytical inquiries, an understanding of the Company's business environment, and a willingness to devote adequate time to Board duties. The Corporate Governance Committee is responsible for assessing the appropriate balance of skills and qualifications required of Directors. In identifying and evaluating nominees for Director, including nominees recommended by shareholders, the Corporate Governance Committee will implement such process as it deems appropriate including, in its sole discretion, retaining a third party or third parties to identify or evaluate or assist in identifying or evaluating potential nominees. However, at a minimum, each nominee for Director shall (i) meet the minimum qualifications set forth above, (ii) have at least one interview with the Corporate Governance Committee and with any other Board member who requests an interview, and (iii) complete and sign the Company's Executive Officer and Director Questionnaire in a form deemed appropriate by the Board prior to his or her nomination to the Board. Each Director shall no less than annually complete and sign an Executive Officer and Director Questionnaire in a form deemed appropriate by the Board. In the event any information contained on a Director's most recent Executive Officer and Director Questionnaire becomes incomplete or inaccurate, it shall be the responsibility of the Director to provide complete and accurate information to the Committee within thirty days. When formulating its Director recommendations, the Corporate Governance Committee will also consider any advice and recommendations offered by the Company's Chief Executive Officer and any other members of the Board.

Consideration of Shareholder Nominees. When formulating its Director recommendations, the Corporate Governance Committee will also consider any written recommendations received from shareholders of the Company identifying the nominee and stating his or her qualifications. The Corporate Governance Committee evaluates all nominees for Director in the same manner regardless of the source of the recommendation. For the Annual Meeting of Shareholders in 2005, recommendations for Director nominees must be submitted in writing by December 27, 2004 to the Corporate Governance Committee, c/o Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025 and must include the names of such nominees, together with their qualifications for service as a Director of the Company.

Code of Ethics for Senior Officers

The Board, in order to promote ethical conduct in the practice of financial management throughout the Company, has adopted a Code of Ethics for Senior Officers (the "Code"). The Company believes that, in addition to the Chief Executive Officer, the Chief Financial Officer and the Controller each holds an important and elevated role in corporate governance. The Code is designed to deter wrongdoing and provides principles to which the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions are expected to adhere and advocate. These principles embody rules regarding individual and peer responsibilities, as well as responsibilities to the shareholders, the public and others who have a stake in the Company's continued success and reputation for excellence. The Code is available on the Company's website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Code of Ethics for Senior Officers." The Company intends to disclose future amendments to certain provisions of the Code, or waivers of such provisions granted to Directors and executive officers, if any, on its website within five business days following the date of such amendment or waiver or as otherwise may be required by the SEC.

Code of Ethics and Business Conduct

The Board has also adopted a Code of Ethics and Business Conduct (the "Code of Ethics"), which is the basic set of policies and procedures governing the behavior of all Directors, executive officers, and other employees of the Company (each an "Associate" and collectively the "Associates") in conformance with NASDAQ Rule 4350(n). It is the Company's policy to adhere to the highest standards of business ethics in all of its business activities. When Associates are engaged in any activity concerning the Company, its customers, competitors, suppliers, other Associates, shareholders or the general public, they must maintain standards of uncompromising integrity and conduct themselves in a professional manner with a positive, supportive attitude about the Company. The Code of Ethics and Business Conduct is available on the Company's website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Code of Ethics and Business Conduct." The Company intends to disclose future amendments to certain provisions of the Code of Ethics, or waivers of such provisions granted to Directors and executive officers, if any, on its website within five business days following the date of such amendment or waiver or as otherwise may be required by NASDAQ or the SEC.

Lead Independent Director

The Governance Guidelines provide that if the Chairman of the Board is not an independent Director, the independent Directors must appoint a Lead Independent Director. Since Mr. Scarborough, the Chairman of the Board, is not an independent Director, the independent Directors have appointed Mr. Gilman as the Lead Independent Director. The Lead Independent Director is required to perform the following duties:

- Coordinate the activities of the independent Directors;

- Provide the Chairman of the Board with input on agendas for the Board and Board committee meetings;

- Coordinate and develop the agenda for, and chair executive sessions and other meetings of, the independent Directors;

- Facilitate communications between the Chairman of the Board and the other members of the Board, including communicating other members' requests to call special meetings of the Board;

- Discuss the results of the Chief Executive Officer's performance evaluation with the Chairman of the Compensation Committee; and

- Convey to the Chief Executive Officer, together with the Chairman of the Compensation Committee, the results of the Chief Executive Officer's performance evaluation.

Compensation of Directors

Directors who are full-time employees of the Company receive no additional compensation for serving on the Board. Directors who are not full-time employees of the Company receive the following compensation:

Annual Retainer. Directors receive a $30,000 Annual Retainer, which is earned and paid pro rata over their term at the beginning of each month. The Annual Retainer is intended to compensate the Director for attendance at regularly scheduled quarterly Board meetings and Board Committee meetings held in conjunction with quarterly

Board meetings, as well as periodic consultation and participation in teleconference meetings held for periodic Board updates.

Lead Independent Director Retainer. In addition to the Annual Retainer, the Lead Independent Director receives a $70,000 Lead Independent Director Retainer, which is earned and paid pro rata over his or her term at the beginning of each month. The Lead Independent Director Retainer is intended to compensate the Lead Independent Director for the additional duties set forth in the Company's Governance Guidelines.

Special Meeting Fee. Directors receive a Special Meeting Fee of $1,500 per meeting for (a) their preparation and attendance at periodic meetings of the Board and Board Committees (which may be held by teleconference) called for the purpose of specific actions by the Board (consents, resolutions, etc.) and held at times other than in conjunction with regular quarterly meetings of the Board, and (b) their preparation and attendance at "ad hoc" Board Committee assignments held at times other than in conjunction with regular quarterly meetings of the Board.

Committee Chairman Fee. The Chairman of each Board Committee receives a Committee Chairman Fee of $3,000 per year, which is earned and paid pro rata over the Chairman's term at the beginning of each month.

Stock Options. Upon their initial election to the Board on August 24, 2001, each current Director was granted options to purchase 20,000 shares of the Company's common stock in three equal groupings with per share exercise prices of $13.75, $15.00 and $16.25, respectively. Those options vest 25% of each grouping per year over four years from the date of grant and will expire if not exercised ten years from the date of grant.

Upon a new Director's initial election to the Board, the Director will be granted options to purchase 20,000 shares of the Company's common stock with an exercise price equal to the average high and low prices of the Company's common stock for the five trading days prior to the date the Director is elected to the Board (the "Base Options"). The Base Options will vest 25% per year over four years from the date of grant and will expire if not exercised within ten years from the date of grant.

Upon a Director's re-election to the Board, the Director will be granted options to purchase 2,500 shares of the Company's common stock with an exercise price equal to the average high and low prices of the Company's common stock for the five trading days prior to the date the Director is reelected to the Board (the "Reelection Options"). The Re-election Options will vest 50% after two years and 50% after four years from the date of grant (the "Vesting Date"); provided, however, other than due to (i) the fact that the Director's age prohibits the Director from serving as a Director, (ii) death, or (iii) a disability, which in the opinion of the Board precludes the Director from serving as a Director, a Director shall forfeit the Re-election Options if the Director ceases to be a Director at any time prior to the Vesting Date.

Reimbursement of Expenses. Directors are reimbursed for actual expenses they incur while attending, or otherwise participating in, Board meetings, Board Committee meetings and "ad hoc" committee assignments.

Restricted Stock; Deferred Stock Units. Under the Company's 2003 Non-Employee Director Equity Compensation Plan (the "Directors' Plan"), a Director may elect to receive the Annual Retainer, the Lead Independent Director Retainer, the Committee Chairman Fee and such other compensation as the Board may deem appropriate, as the case may be, either (a) in restricted stock, Deferred Stock Units, cash, or a combination of restricted stock, Deferred Stock Units and cash at the time that such compensation is earned, or (b) in cash or restricted stock at a later date. Any issuance of restricted stock in lieu of cash will be made by the Company on such terms and conditions as the Board may establish. In any event, in order to receive restricted stock, a Director must, at a minimum, (a) notify the Company of his or her election to receive restricted stock by executing an applicable Election Form, and (b) execute a Shareholder Agreement by which the Director agrees not to sell any of the restricted stock until the Director leaves the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Business Relationships

Other than those related to their employment with the Company in the case of employee Directors James Scarborough and Michael McCreery, there were no business relationships between the Company and any Director during 2003.

Transactions with Management and Others

There were no transactions between the Company and any Director or nominee for election as a Director during 2003.

On November 4, 2003, the Company acquired Peebles Inc. ("Peebles"), a privately held, similarly focused retail company headquartered in South Hill, Virginia (the "Acquisition"). The Acquisition was made pursuant to an Agreement and Plan of Merger, dated as of October 7, 2003, and a First Amendment to Agreement and Plan of Merger, dated November 3, 2003, with PHC Retail Holding Company, the parent of Peebles. The purchase price paid by the Company was $174.6 million, including acquisition costs and net of cash acquired and debt assumed. Pursuant to the terms of the Agreement and Plan of Merger, as amended, E. Randolph Lail, Marvin Thomas Jr., Russell Lundy II and Ronnie Palmore, then executive officers of Peebles, received merger completion bonuses, other payments related to their employment with Peebles (in the cases of Messrs. Lail and Palmore), and proceeds from the sale of their stock in PHC Holding Company. Effective November 4, 2003, Messrs. Lail, Thomas, Lundy and Palmore became executive officers of the Company. Other than those related to the Acquisition and their employment with the Company, there were no transactions between the Company and its executive officers during 2003.

COMPENSATION COMMITTEE REPORT

Compensation Policies for Executive Officers

In General. The Compensation Committee of the Board (the "Compensation Committee"), consisting entirely of non-employee (outside) Directors Glenn August, Alan Gilman and Michael Glazer, approves all of the policies under which compensation is paid or awarded to the Company's executive officers. The Company's executive officer compensation program is designed to align the interests of senior management with those of the Company's shareholders. It is primarily intended to (i) provide appropriate incentives designed to aid in ensuring the accomplishment of the Company's performance and financial objectives, (ii) help ensure that the Company is able to attract, motivate and retain top-quality management personnel, and (iii) ensure that an appropriate portion of executive officer compensation is variable and dependent upon the accomplishment of specific performance and financial objectives as well as increases in shareholder value.

The Company's basic compensation program for executive officers currently consists of the following three elements: (i) base salary ("Base Salary"), (ii) pay for performance ("Incentive Bonus") and (iii) long-term performance based incentives including stock options, performance based restricted shares and other performance based stock unit vehicles ("Equity Incentive Awards"). It is the philosophy of the Compensation Committee to allocate a significant portion of cash compensation to variable performance-based compensation in order to reward executive officers for high achievement. As described below, each element of the Company's executive compensation program has a somewhat different purpose. To enable the Company to obtain tax deductions for the full amount of performance-based compensation and awards under pertinent tax law, as described on page 22 of this Proxy Statement, the Board is requesting shareholders to approve the material terms of performance goals for the next five years.

The Compensation Committee believes that its principal responsibility is to incentivize and reward executive officer performance that will lead to long-term enhancement of shareholder value. Therefore, the Compensation Committee's judgments regarding executive officer compensation last year were primarily based upon the Compensation Committee's assessment of each executive officer's leadership performance and potential to enhance long-term shareholder value, rather than short term changes in the Company's stock price.

Key factors affecting the Compensation Committee's judgments included the nature and scope of the executive officer's responsibilities and his or her effectiveness in leading the Company's initiatives to successfully increase customer satisfaction, enhance Company growth, and propose, implement and ensure compliance with Company policies. The Compensation Committee also considered the compensation practices and performances of other major corporations that are most likely to compete with the Company for the services of executive officers. Based upon all factors which it considered relevant, the Compensation Committee considered it appropriate, and in the best interest of the shareholders, to set the overall level of the Company's salary, bonus and other incentive compensation awards in order to enable the Company to continue to attract, retain and motivate the highest level of executive officer leadership possible.

Base Salary. Base Salaries for executive officers are based upon a combination of factors including past individual performance, competitive salary levels, and the individual's potential for making significant contributions to future Company performance.

Incentive Bonus. Each of the executive officers and certain other key personnel of the Company participate in a performance bonus plan (the "Bonus Incentive Plan"). The Bonus Incentive Plan provides for annual bonus awards based upon individual performance and actual operating results compared to planned operating results. Incentive Bonus payments are subject to modification at the discretion of the Compensation Committee. After consideration of the Company's annual income before income tax in fiscal 2003 and the efforts of key executives related to the sale of the Company's private label credit card portfolio and the successful acquisition of Peebles Inc., the Compensation Committee awarded discretionary bonuses.

Equity Incentive Awards. Equity Incentive Awards are an important performance-based component of senior executive compensation. The 2001 Equity Incentive Plan was designed to motivate executive officers and other key employees to contribute to the long-term growth of shareholder value. This approach is designed to encourage the creation of long-term shareholder value since the full benefit of such awards cannot be realized unless the stock price exceeds the exercise price. All Equity Incentive Awards are made under the 2001 Equity Incentive Plan.

Tax Law Limitation on Deductibility of Compensation. The Compensation Committee is aware of the limitations imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended, on the deductibility of non-performance based compensation paid to certain executive officers of the Company to the extent it exceeds $1 million per executive. The Compensation Committee believes it has recommended compensation amounts and plans which meet the requirements for deductibility, and the Compensation Committee expects that Section 162(m) will not limit the deductibility of any compensation expense in fiscal 2003, other than approximately $0.2 million of the total compensation earned by Mr. Scarborough in fiscal 2003.

Basis for Chief Executive Officer Compensation

The compensation policies described above also applied to the compensation of Mr. Scarborough. The Compensation Committee is directly responsible for making recommendations to the Board for approval of his salary level. The overall compensation package of Mr. Scarborough is designed to recognize the fact that he bears primary responsibility for effective management and operation of the Company's business, the development of a successful business plan, the implementation of changes in long-term strategy initiatives to lay the foundation for the Company's stable and steady growth and for increasing shareholder value. Accordingly, a substantial portion of his compensation is incentive-based, providing greater compensation as the direct and indirect financial measures of shareholder value increase.

For 2003, Mr. Scarborough earned $1,168,750 in salary and bonus, as shown in the Summary Compensation Table on page 13. The specific basis for the Compensation Committee's determinations regarding

Mr. Scarborough's compensation in 2003 included his leadership role in the strategic repositioning of the Company's assets in 2003, specifically the sale of the Company's private label credit card portfolio and the successful acquisition of Peebles Inc., and his commitment to shaping an agenda to enhance long-term shareholder value. On March 9, 2004, based on the Company's performance for the 2003 fiscal year, the Compensation Committee approved the payment of $318,750 to Mr. Scarborough for 2003 under the Bonus Incentive Plan. Mr. Scarborough's Base Salary of $850,000 remained unchanged during fiscal 2003.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is composed of the following directors: Glenn August (Chairman), Alan Gilman and Michael Glazer. None of them has ever been an officer or an employee of the Company or its subsidiaries. No executive officer of the Company serves on any other boards of directors with any of the Company's Directors other than the Company's Board.

Conclusion

Through the programs described above, a significant portion of the Company's executive officers' compensation is linked directly to corporate performance and stock price appreciation. The Compensation Committee believes that existing compensation policies and programs are competitive and effectively align executive officer compensation with the Company's goal of maximizing the return to shareholders.

In order to ascertain that compensation levels of executive officers are generally reasonable and competitive, the Compensation Committee reviews compensation surveys and certain publicly available compensation information disclosed by comparable companies and other retailers in their proxy statements and retains the services of outside compensation consultants. The Compensation Committee believes that the fiscal 2003 salary and bonus of the chief executive officer and the other five most highly compensated executive officers of the Company (see "Summary Compensation Table") were comparable to the 2003 mean salary and bonus of their comparable position in the retail compensation surveys reviewed by the Compensation Committee, when adjusted for company performance, size and growth rates, and the individuals' respective scope of responsibilities.

After a review of all existing programs, the Compensation Committee believes that the total compensation program for executive officers is consistent with the Compensation Committee's compensation philosophy. Base Salaries are set at levels that the Compensation Committee considers to be reasonable. The Bonus Incentive Plan and the 2001 Equity Incentive Plan provide variable compensation opportunities to executive officers that are directly linked to annual operating results of the Company. The Compensation Committee considers the overall executive officer compensation package an important reason for the Company's success to date.

The foregoing report on executive officer compensation is provided by the following non-employee (outside) Directors, who constituted the Compensation Committee during the Company's fiscal year ended January 31, 2004:

> Glenn August (Chairman)
> Alan Gilman
> Michael Glazer

EXECUTIVE COMPENSATION

The following table set forth information concerning compensation for the last three fiscal years for services rendered by: (i) the chief executive officer, and (ii) the other five most highly compensated executive officers of the Company at January 31, 2004 (together with Mr. Scarborough, the "Named Executive Officers"):

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation Salary ($)	Bonus ($) (1)	Other Annual Compensation ($) (2)	Long-term Compensation Awards Securities Underlying Options/ SARs (#) (3)	All Other Compensation ($) (4)
James Scarborough	2003	850,000	318,750	142,832		2,622
Chairman, Chief Executive	2002	832,693	879,800	195,784		2,622
Officer and President	2001	720,192	1,875,000	1,210,768	1,175,000	2,622
Michael McCreery	2003	375,000	121,875	70,205		3,030
Executive Vice President and	2002	370,673	336,400	90,773		1,884
Chief Financial Officer	2001	338,558	770,000	606,456	235,000	1,311
Vivian McDonald	2003	345,000	86,250	1,270,371		5,096
Executive Vice President,	2002	340,673	238,100	77,881		4,858
General Merchandise Manager	2001	314,615	704,000	364,960	150,000	2,973
Ernest Cruse	2003	320,000	80,000	1,258,195		1,628
Executive Vice President,	2002	317,899	220,800	75,977		1,542
Store Operations	2001	276,443	660,000	310,295	150,000	1,273
Ron Lucas	2003	300,000	75,000	58,017		2,838
Executive Vice President,	2002	295,673	207,000	71,459		2,472
Human Resources	2001	266,154	605,000	661,584	150,000	973
Dennis Abramczyk	2003	300,000	75,000	58,410		2,838
Executive Vice President,	2002	295,673	207,000	70,647		2,333
General Merchandise Manager	2001	267,404	605,000	306,725	150,000	1,299

---

(1) Salary and bonus amounts include any amounts deferred under the Executive Deferred Compensation Plan. Amounts reflect bonuses earned during the fiscal year covered (and paid during the subsequent fiscal year).

(2) The 2003 amounts disclosed in this column include (i) deferred compensation matching contributions of $118,889 for Mr. Scarborough, $51,554 for Mr. McCreery, $39,366 for each Mr. Lucas and Mr. Abramczyk and (ii) net proceeds realized upon exercise of stock options of $1,205,754 for Ms. McDonald and $1,190,893 for Mr. Cruse.

The 2002 amounts disclosed in this column include deferred compensation matching contributions of $173,226 for Mr. Scarborough, $75,236 for Mr. McCreery, $59,248 for Ms. McDonald, $55,710 for Mr. Cruse, $52,096 for Mr. Lucas and $52,113 for Mr. Abramczyk.

The 2001 amounts disclosed in this column include (i) bankruptcy emergence bonuses of $1,000,000 for Mr. Scarborough, $500,000 for Mr. McCreery, and $100,000 for each of Ms. McDonald, Mr. Cruse and Mr. Abramczyk, (ii) Key Employee Retention Program bonuses of $180,000 for Ms. McDonald, $135,000 for Mr. Cruse and $144,000 for Mr. Abramczyk and (iii) debt forgiveness of $293,252 for Mr. Lucas.

(3) Represents stock options granted under the Company's 2001 Equity Incentive Plan.

(4) Amounts shown reflects premiums paid for life insurance.

Stock Options and Stock Appreciation Rights

Option/SAR Grants During 2003

There were no stock options or stock appreciation rights ("SARs") granted to the Named Executive Officers listed in the Summary Compensation Table during 2003. The Company did not adjust or amend the exercise price of stock options previously awarded to any of the Named Executive Officers, whether through amendments, cancellation or replacement grants, or any other means ("repriced"), during 2003.

Aggregated Option/SAR Exercises During 2003 and 2003 Year-End Option/SAR Values

The Company has not granted any SARs. The following table summarizes exercises of stock options by the Named Executive Officers listed in the Summary Compensation Table during 2003, as well as the number and value of all unexercised options held by those Named Executive Officers as of January 31, 2004:

AGGREGATED OPTIONS/SARS EXERCISES IN 2003, AND JANUARY 31, 2004 SARS/OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options/SARs at 1/31/2004 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at 1/31/2004 ($) (2) Exercisable/ Unexercisable
James Scarborough	-	-	587,500/587,500	10,222,500/10,222,500
Michael McCreery	-	-	117,500/117,500	2,044,500/2,044,500
Vivian McDonald	75,000	1,205,754	- /75,000	- /1,305,000
Ernest Cruse	75,000	1,190,893	- /75,000	- /1,305,000
Ron Lucas	-	-	75,000/75,000	1,305,000/1,305,000
Dennis Abramczyk	-	-	75,000/75,000	1,305,000/1,305,000

(1)   Value realized is based upon the fair market value of the common stock at the exercise date minus the exercise price and before income taxes payable as a result of the exercise.

(2)   Value is based upon the closing price of the common stock on January 30, 2004 of $32.40 minus the average exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table is as of January 31, 2004 and provides information concerning (a) the Company's 2001 Equity Incentive Plan (the "2001 Plan"), under which the Company's common stock is authorized for issuance to officers, Directors and other key employees upon the exercise of stock options granted to them, and (b) the Company's 2003 Non-Employee Director Compensation Plan (the "Directors' Plan"), under which the Company's common stock is authorized for issuance to non-employee Directors in lieu of all or a portion of their cash compensation if they so elect.

Plan category	(a) Number of securities to be issued upon exercises of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
- 2001 Plan	3,245,065	$16.35	134,676
- Directors' Plan	3,131 (1)	(2)	96,869
Equity compensation plans not approved by security holders	0	0	0
Total	3,248,196	$16.35	231,545

(1)   Reflects Deferred Stock Units ("DSUs"). The number of DSUs credited to a Director's account is computed by dividing (i) the amount of compensation the Director has elected to defer by (ii) the average of the high and low prices of the Company's stock for the five trading days prior to the first day of the term of the Director during which the election has been made. An election, once made, is irrevocable for the applicable period to which it relates. The number of shares of common stock to be distributed to a Director will be equal to the number of DSUs credited to a Director's account.

(2)   Not applicable.

STOCK PRICE PERFORMANCE GRAPH

The following graph shows changes from August 30, 2001 (the first day of trading after the Company emerged from bankruptcy on August 24, 2001) through January 30, 2004 (the last trading date in fiscal 2003) in the value of $100 invested in (1) the Company's common stock, (2) the Standard & Poor's 500 Index, and (3) the Standard & Poor's 500 Retail Index. The values of each investment are based on share price appreciation plus, in the case of the indices, dividends paid in cash, with dividends reinvested. The Company did not pay dividends during the period indicated. The calculations exclude trading commissions and taxes.



Date	Stage Stores, Inc. ■	S&P 500 Index ●	S&P 500 Retail Index ▲
8/30/01	$100.00 (1)	$100.00	$100.00
2/01/02	$286.23	$94.71	$ 110.37
1/31/03	$192.27	$72.22	$78.95
1/30/04	$343.22	$95.46	$117.11

(1) Based upon $9.44 closing price on first day of trading after bankruptcy emergence as provided by the Pink Sheets.

Employment Agreements

In General. On January 30, 2002, the Company entered into Employment Agreements (the "Agreements") with James Scarborough, Michael McCreery, Vivian McDonald (formerly Vivian Baker), Ernest Cruse, Ron Lucas, and Dennis Abramczyk, respectively (collectively, the "Executives"). Under the terms of the respective Agreements, Mr. Scarborough is employed as Chairman of the Board, Chief Executive Officer and President, Mr. McCreery is employed as Executive Vice President and Chief Financial Officer, Ms. McDonald is employed as Executive Vice President, General Merchandise Manager, Mr. Cruse is employed as Executive Vice President, Store Operations, Mr. Lucas is employed as Executive Vice President, Human Resources, and Mr. Abramczyk is employed as Executive Vice President, General Merchandise Manager. The Agreements provide for a Base Salary, as well as Incentive Compensation based upon the Company's operating results for the applicable fiscal year and any extraordinary, unusual or non-recurring items realized or incurred by the Company during the applicable fiscal year deemed appropriate by the Board. The Agreements also provide for the Executives' participation in all other bonus and benefit plans available to executive officers of the Company. The Employment Agreements of these executive officers are included as exhibits to the Company's 2001 and 2002 Annual Reports on Form 10-K.

<u>Mr. Scarborough and Mr. McCreery</u>.   The Employment Agreements of Mr. Scarborough and Mr. McCreery provide that if the Executive is terminated by the Company for Good Cause (as defined in the Agreement), he will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and he will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If he is terminated by the Company without Good Cause or terminates employment with the Company for Good Reason (as defined in the Agreement), he will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, (ii) an amount equal to two times (one and one-half times in the case of Mr. McCreery) the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined in the Agreement) in effect as of the date of termination, (iii) the Incentive Compensation for the fiscal year in which the termination occurs pro-rated through the date of termination, (iv) continuation of certain fringe benefits to which he is participating as of the date of termination for a period of 24 months (18 months in the case of Mr. McCreery) from the date of termination, and (v) payment of outplacement services for a period of 24 months (12 months in the case of Mr. McCreery) from the date of termination with payments not to exceed $15,000 for any 12 month period, and he will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If the Executive terminates employment with the Company without Good Reason, he will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and he will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If a Change in Control (as defined in the Agreement) occurs, and during the period beginning 3 months before and ending 24 months after the Change in Control, the Company or its successor terminates this Agreement without Good Cause or he terminates employment with the Company or its successor with Good Reason, he will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of the Change in Control or termination, (ii) an amount equal to three times the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined in the Agreement) in effect as of the date of the Change in Control or termination, (iii) the Incentive Compensation for the fiscal year in which the Change in Control or termination occurs pro-rated through the date of the Change in Control or termination, (iv) continuation of certain fringe benefits to which he is participating as of the date of Change in Control or termination for a period of 36 months from the date of the Change in Control or termination, (v) payment of outplacement services for a period of 24 months (12 months in the case of Mr. McCreery) from the date of the Change in Control or termination with payments not to exceed $15,000 for any 12 month period, and (vi) continuation of the financial planning allowance for a period of 36 months from the date of the Change in Control or termination, and all his stock options, warrants or similar rights in the Company will immediately become fully and completely vested and exercisable as of the date of the Change in Control or termination and the Company or its successor shall be obligated to compensate him for any options or rights he does not exercise within 60 days of the date of the Change in Control or termination at the price and in the manner described in the Agreement. If any payment to the Executive subjects him to any excise tax, the Company shall pay him a gross-up payment to compensate him for the amount of the excise taxes.

<u>Ms. McDonald, Mr. Cruse, Mr. Lucas and Mr. Abramczyk</u>.   The Employment Agreements of Ms. McDonald, Mr. Cruse, Mr. Lucas and Mr. Abramczyk provide that if the Executive is terminated by the Company for Good Cause (as defined in the Agreements), the Executive will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If the Executive is terminated by the Company without Good Cause or terminates employment with the Company for Good Reason (as defined in the Agreement), the Executive will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination; (ii) an amount equal to one times the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined in the Agreement) in effect as of the date of termination; (iii) the Incentive Compensation for the fiscal year in which the termination occurs pro-rated through the date of termination; (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of termination for a period of 12 months from the date of termination; and (v) payment of outplacement services, not to exceed $15,000, for a period of 12 months from the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If the Executive terminates employment with the Company without Good Reason, the Executive will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If a Change in Control (as defined in the Agreement) occurs and Executive is not employed with the Company or its successor

thereafter, the Executive will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of the Change in Control or termination; (ii) an amount equal to two times the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined in the Agreement) in effect as of the date of the Change in Control or termination; (iii) the Incentive Compensation for the fiscal year in which the Change in Control or termination occurs pro-rated through the date of the Change in Control or termination; (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of Change in Control or termination for a period of 24 months from the date of the Change in Control or termination; (v) payment of outplacement services, not to exceed $15,000, for a period of 12 months from the date of the Change in Control or termination; and (vi) continuation of the financial planning allowance for a period of 12 months from the date of the Change in Control or termination, and all stock options, warrants or similar rights of the Executive in the Company will immediately become fully and completely vested and exercisable as of the date of the Change in Control or termination and the Company or its successor shall be obligated to compensate the Executive for any options or rights the Executive does not exercise within 60 days of the date of the Change in Control or termination at the price and in the manner described in the Agreement. If any payment to the Executive subjects the Executive to any excise tax, the Company shall pay to the Executive a gross-up payment to compensate the Executive for the amount of the excise taxes.

Retirement Benefits

Deferred Compensation Plans

The Company has two deferred compensation plans (the "Deferred Compensation Plans") which provide executives, certain officers and key employees of the Company with the opportunity to participate in unfunded, deferred compensation programs that are not qualified under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, the Code and the Employee Retirement Income Security Act of 1974, as amended, restrict contributions to a 401(k) plan by highly compensated employees. The Deferred Compensation Plans are intended to allow participants to defer income on a pre-tax basis. Under the Deferred Compensation Plans, participants may defer up to 50% of their base salary and up to 100% of their bonus and earn a rate of return based on actual investments chosen by each participant. The Company has established grantor trusts for the purposes of holding assets to provide benefits to the participants. For the plan involving the executive officers and certain other officers, the Company will match 100% of each participant's contributions, up to 10% of the sum of their base salary and bonus. For the plan involving other key employees, the Company may make an annual discretionary matching contribution. The Company currently matches 50% of each participant's contributions, up to 6% of the participant's compensation offset by what contribution the Company makes to the participant's 401(k) account, if any. For both plans, Company contributions are vested 100%. In addition, the Company may, with approval by the Board of Directors, at its sole discretion, make an additional employer contribution in any amount with respect to any participant as is determined in its sole discretion. The Company's matching contribution expense for the Deferred Compensation Plans was approximately $0.7 and $0.8 million for 2003 and 2002, respectively.

401(k) Savings Plans

The Company has two contributory 401(k) savings plans (the "401(k) Plans") covering substantially all qualifying employees. Under the 401(k) Plans, participants may contribute up to 25% of their qualifying earnings, subject to certain restrictions. The Company currently matches 50% of each participant's contributions, limited up to 6% of each participant's compensation under the Plans. The Company may make an annual discretionary matching contributions. The Company's matching contributions expense for the 401(k) Plans were approximately $0.7 million in 2003 and $0.8 million in each of the fiscal years 2002 and 2001.

Frozen Defined Benefit Plans

The Company sponsors a defined benefit plan, which covered substantially all employees who had met eligibility requirements and were enrolled prior to June 30, 1998. This plan was frozen effective June 30, 1998. In connection with the Acquisition, the Company acquired the Employees Retirement Plan of Peebles Inc., which covers certain participants who, in 1997, had reached certain age and years of service requirements. This plan was closed to new participants at February 1, 1998. Benefits for both plans (the "Retirement Plans") are administered through a trust arrangement, which provides monthly payments or lump sum distributions. Benefits under the plans were based upon a percentage of the participant's earnings during each year of credited service. Any service after the date the plans were frozen will continue to count toward vesting and eligibility for normal and early retirement for existing participants.

AUDIT COMMITTEE REPORT

The Audit Committee is comprised of the four Directors listed below, all of whom the Board has determined are independent Directors as independence is defined in the listing standards of NASDAQ. As described in "Information Relating to the Board of Directors and Committees-Audit Committee" on page 5 of this Proxy Statement and in the Audit Committee Charter attached as Appendix A to this Proxy Statement, the purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company by the Company's independent auditors. Management of the Company prepares financial statements and establishes the system of internal controls. The Audit Committee met ten times in 2003.

The Audit Committee has reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements, and with the Company's independent auditors, Deloitte & Touche LLP, which is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States of America.

The Audit Committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended by Statements 89 and 90 as well as other regulations and standards (Audit Committee Communications). The Audit Committee has also discussed with internal audit and management any significant matters as a result of the internal audit work.

The Audit Committee has received from Deloitte & Touche LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), and has discussed with Deloitte & Touche LLP that firm's independence. The Audit Committee has concluded that Deloitte & Touche LLP's provision of non-audit services to the Company and its affiliates is compatible with Deloitte & Touche LLP's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for 2003 for filing with the SEC. The Audit Committee has approved and recommended the appointment of Deloitte & Touche LLP to audit the Company's financial statements for the fiscal year 2004.

The foregoing report is provided by the following Directors, who constitute all of the members of the Audit Committee:

Alan Gilman (Chairman)　　　　John Mentzer
Scott Davido　　　　　　　　　Walter Salmon

ITEM 2 – RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 2004

In General

Upon the recommendation of the Audit Committee, the Board has approved the selection of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year 2004. This selection is being presented to the shareholders for their ratification. Proxies solicited by the Board will, unless otherwise directed, be voted to ratify the appointment by the Board of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year 2004. Deloitte & Touche LLP has been the Company's independent auditors since the Company's 2000 fiscal year. The Board has been advised by Deloitte & Touche LLP that they are independent auditors with respect to the Company within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such act.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting. Such representative will have the opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions during the meeting. For additional information regarding the Company's relationship with Deloitte & Touche LLP, please refer to the Audit Committee Report in this Proxy Statement.

Principal Accountant Fees and Services

The Company retained Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") to audit the consolidated financial statements for 2002 and 2003 and to provide various advisory, auditing, and consulting services in 2002 and 2003. The Company understands the need for the Deloitte Entities to maintain objectivity and independence in its audit of the Company's financial statements. The Company does not use the Deloitte Entities for internal audit work and will only use the Deloitte Entities for non-audit work when it concludes that the Deloitte Entities is the most appropriate provider of that service. The Audit Committee annually evaluates whether the Company's use of the Deloitte Entities for non-audit services is compatible with the Deloitte Entities independence. The aggregate fees billed by the Deloitte Entities in 2002 and 2003 for these various services were:

Description of Professional Service	Amount Billed	
	2002	2003
Audit Fees – for professional services for the audit of the Company's annual financial statements, review of financial statements in the Company's quarterly reports on Form 10-Q and services that are provided in connection with statutory and regulatory filings such as the Peebles Inc. acquisition and the sale of the Company's private label credit card portfolio in 2003.	$307,840	$460,378
Audit-Related Fees – for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as Audit Fees. In 2002 and 2003, fees were for professional services rendered in connection with benefit plan audits. In addition, in 2003 fees included consultation in connection with the Peebles Inc. acquisition, the sale of the Company's private label credit card portfolio accounting and for professional advisory services rendered in connection with consultation for Sarbanes-Oxley Act of 2002 .	$20,000	$98,164
Tax Fees – for professional services rendered for tax compliance, tax advice, and tax planning.	$33,400	$32,070
All Other Fees	$-0-	$-0-

Pre-Approval Policies

Pursuant to the Audit Committee Charter, all non-audit services performed for the Company by the Deloitte Entities must be reviewed and pre-approved by the Audit Committee. Since December 5, 2002, all new engagements of audit and non-audit services have been pre-approved by the Audit Committee.

Ratification of the Appointment of Deloitte & Touche LLP as Independent Auditors

Deloitte & Touche LLP has been recommended and approved by the Audit Committee for appointment as the independent auditors for the Company and its subsidiaries for the fiscal year 2004. Consequently, the Board has approved the selection of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year 2004.

Your Board of Directors recommends a vote FOR the following proposal:

RESOLVED that the appointment by the Board of Directors of the firm of Deloitte & Touche LLP, as independent auditors for the Company for the fiscal year 2004, is hereby ratified.

ITEM 3 - APPROVAL OF MATERIAL TERMS OF EXECUTIVE OFFICER PERFORMANCE GOALS

In General

United States tax laws generally do not allow publicly-held companies to obtain tax deductions for compensation of greater than $1 million paid in any year to the Chief Executive Officer and the four most highly paid executive officers other than the Chief Executive Officer unless (i) such payments are "performance-based" as defined in the tax laws, and (ii) the material terms of the performance goals have been approved by the shareholders every five years. In accordance with Internal Revenue Service rules, the material terms which the shareholders approve constitute the framework within which the Compensation Committee may establish performance goals for performance-based awards.

In this proposal, to enable the Company to continue to receive tax deductions for performance-based executive compensation awarded until the 2009 Annual Meeting, the Board is requesting shareholder approval of the material terms of performance goals – the framework for the Compensation Committee's specific actions and awards – for two specified forms of compensation to be awarded to executive officers of the Company during the next five years. The two forms of executive compensation are: (i) annual bonuses under the Company's Bonus Incentive Plan, and (ii) stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or units, or other stock based awards granted under the Company's 2001 Equity Incentive Plan (the "Plan") or, if approved by the shareholders, the Company's Amended and Restated 2001 Equity Incentive Plan (the "Amended Plan").

The framework to be approved by the shareholders is set forth in the next section. Following that section is background material, as required by SEC rules, summarizing the key terms of these awards, and the material features of the plans under which these awards are granted. If approved by the shareholders, this proposed framework of the material terms of performance goals will enable the Company to continue to receive tax deductions for these forms of compensation awarded to executive officers of the Company until the 2009 Annual Meeting.

This proposal differs from the proposal approved by the Company's shareholders at the 2003 Annual Meeting in that (i) the business criteria, upon which the performance goal for annual bonuses under the Bonus Incentive Plan is based, will be on a combination of comparable store sales increase versus a designated comparator group and the Company's annual income before income tax ("Pre-Tax Income") rather than just Pre-Tax Income, and (ii) the business criteria upon which the performance goal for long-term incentive awards under the Plan and, if approved by the shareholders, the Amended Plan, is based will be a combination of the Company's Pre-Tax Income and the relative performance of the value of the Company's common stock versus a designated comparator group rather than the recipient's position and scope of responsibility and the recipient's ability to affect the future operating performance of the Company.

Material Terms of the Executive Officer Performance Goals

In General. The material terms of the performance goals which shareholders must approve in order to permit the Company to obtain tax deductions for performance-based compensation for the top five executive officers whose total annual compensation exceeds $1 million are as follows: (i) the group of employees whose compensation would be subject to the performance goals, which is described in the next paragraph; (ii) the business criteria on which each of the performance goals is based, which are described in the second paragraph below; and (iii) the maximum amounts payable to any executive officer under each performance goal, which are described in the third paragraph below.

Employees Eligible to Receive Compensation. The group of employees whose compensation would be subject to the performance goals will be all of the Company's executive officers, as defined in SEC rules. Currently the Company has 15 executive officers. These executive officers are listed annually in the Company's Form 10-K filed with the SEC. Although the tax laws only limit deductibility for compensation paid to the Chief Executive Officer and the four most highly paid executive officers other than the Chief Executive Officer, the performance goals will be applied to all executive officers in the event that one or more of them should become one of the four most highly paid executive officers other than the Chief Executive Officer during the five-year period covered by this proposal.

Business Criteria on Which Each of the Performance Goals is Based. The business criteria upon which the performance goals for annual bonuses under the Bonus Incentive Plan will be based are (i) the Company's Pre-Tax Income and (ii) the Company's comparable store sales increase versus a designated comparator group, or some combination of such business criteria.

The business criteria upon which the performance goals for long-term performance awards (stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or units, or other stock based awards under the Plan, or if approved by the shareholders, the Amended Plan) will be based are (i) the Company's Pre-Tax Income and (ii) the relative performance of the value of the Company's common stock versus a designated comparator group, or some combination of such business criteria. The Compensation Committee will target an amount that brings the executive officers to approximately the 50th percentile of the market for total compensation (base salary and bonus and long-term incentives). Company performance better than the target will result in higher compensation levels. The Compensation Committee believes that long-term incentives should make up approximately 25% of an executive officer's total compensation.

All of the business criteria described above would be subject to adjustments by the Compensation Committee to remove or add the effect of unusual events.

Maximum Amounts Payable to Any Executive Officer Under Performance Goals. The aggregate maximum amount payable to any executive officer under the performance goals stated above during any one calendar year is $5,000,000. No executive officer may be granted awards under the Amended Plan that comprise more than 500,000 shares, restricted stock units and performance units in any calendar year.

The Compensation Committee has established business criteria and maximum amounts that it considers to be appropriate in light of foreseeable contingencies and future business conditions. If approved by the shareholders, this proposal would not limit the Company's right to award or pay other forms of compensation (including, but not limited to, salary or other stock-based awards under the Plan or, if approved by the shareholders, the Amended Plan) to the Company's executive officers, regardless of whether or not the performance goals for annual bonuses and long-term performance awards are achieved in any future year, and whether or not payment of such other forms of compensation would be tax deductible.

Background: Terms of Awards and Plans

The following sections describe both the general terms of the awards that will be subject to the performance goals and the material features of the plans under which the awards will be granted.

Annual Bonuses and Material Features of the Bonus Incentive Plan

Annual bonuses for executive officers and other key employees of the Company and its subsidiaries are determined and paid under the Bonus Incentive Plan. This plan is administered by the Compensation Committee. The Compensation Committee selects employees eligible to participate in the Bonus Incentive Plan. Eight executive officers were eligible for and received bonuses for 2003 under the Bonus Incentive Plan.

Each year, the Compensation Committee determines the specific annual bonus for each executive officer of the Company. If this proposal is approved, annual bonuses under the Bonus Incentive Plan will be based on (i) the Company's Pre-Tax Income and (ii) the Company's comparable stores sales increases versus a designated comparator group, or some combination of such business criteria. Normal performance bonus amounts paid could range from 0% up to 150% of Base Salary based upon actual results, subject to certain adjustments specified by the Compensation Committee in writing, and will also be subject to the maximum annual limit discussed above. Bonuses are paid as soon as practicable following these determinations, except that the Compensation Committee may require deferral of, or may permit a participant to elect to defer, all or part of his or her bonus. The Board may amend, suspend, or terminate the Bonus Incentive Plan, including amending the plan in a way that might increase the Company's costs. The amounts paid to the Named Executive Officers for 2003 under the Bonus Incentive Plan are disclosed in the column labeled "Bonus" in the Summary Compensation Table on page 13. For 2003, the eight executive officers were paid an aggregate total of $0.9 million in bonuses under the Bonus Incentive Plan. The amount of bonuses to be paid to Bonus Incentive Plan participants for 2004, if this proposal is approved, cannot presently be determined.

Long-Term Performance Awards Under, and Material Features of, the Current 2001 Equity Incentive Plan

A copy of the Plan is attached as an Exhibit to the Company's Form 10 filed with the SEC on October 29, 2001 and is incorporated herein by reference. The Plan is administered by the Compensation Committee, which has the power to select the key employees and non-employee Directors to be granted awards under the Plan, to determine the size, type and terms of awards to be made to each individual selected, to modify the terms of any award that has been granted, to determine the time when awards will be granted, to establish performance objectives and to prescribe the form of the instruments embodying awards under the Plan. Key employees and non-employee Directors are eligible to receive awards under the Plan. Awards under the Plan include, but need not be limited to, qualified and non-qualified stock options, stock appreciation rights and restricted stock. Nothing contained in the Plan prevents the Company from adopting or continuing in effect other or additional compensation arrangements. The Compensation Committee's determination and interpretations under the Plan will be binding on all interested persons. Awards generally are granted for no cash consideration, and are generally not-transferable except upon the death of a participant.

The exercise price per share of stock purchasable under any stock option shall not be less than 100% of the fair market value of the stock or other security on the date of the grant of such option. However, if the Committee so determines, in the case of certain awards retroactively granted in tandem with or in substitution for other awards under the Plan or for any outstanding awards granted under any other plan of the Company, the exercise price may be the price on the date of original grant of such awards. The Board may amend, alter, or discontinue the Plan at any time, including amending it in ways that might increase the cost to the Company, provided that share holder approval must generally be obtained for any amendment that would increase the number of shares available for awards or that would permit the granting of options, or other stock-based awards encompassing rights to purchase shares at prices below fair market value at the time of the award.

Subject to adjustment as described below, a limited number of shares of the Company's common stock including treasury shares as of the first day of each calendar year (including any partial year) during which the Plan is in effect are available for granting awards in such year. As of January 31, 2004, 134,676 shares remained available for awards under the Plan in 2004 and future years. Under the Plan, all shares available for granting as awards in any year that are not used will be available for use in subsequent years. In the event of a stock split, stock dividend, or other change in corporate structure, the Compensation Committee will adjust the number and type of shares which may be made the subject of new awards or are then subject to outstanding awards and other award terms. The Compensation Committee is also authorized, for similar purposes, to make adjustments in performance award criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or of changes in applicable laws, regulations, or accounting principles.

Long-Term Performance Awards Under, and Material Features of, the Amended and Restated 2001 Equity Incentive Plan

As discussed in Item 4 "Approval of Amended and Restated 2001 Equity Incentive Plan of this Proxy Statement", which is incorporated herein by reference, the Board has approved, and is requesting shareholder approval, of the Amended Plan. A copy of the Amended Plan is attached to this Proxy Statement as Appendix B and is incorporated herein by reference. The material differences between the Amended Plan and the Plan are that the Amended Plan:

- clarifies that there may be issued restricted stock units, performance shares or units, or other stock based awards in addition to the stock option and stock appreciation rights awards that can currently be issued;

- increases the aggregate number of shares that can be issued pursuant to the awards from the current aggregate of not more than 4,000,000 shares to a new aggregate of not more than 5,500,000 shares;

- clarifies that any shares (a) tendered by a participant or retained by the Company as full or partial payment to the Company for the purchase price of an award or to satisfy withholding obligations, or (b) covered by an award settled in cash, shall again become available for issuance under new awards.

The awards that will be granted under the Amended Plan, if approved by the shareholders, or the Plan, if the Amended Plan is not approved by the shareholders, following the 2004 Annual Meeting cannot presently be determined.

Conclusion

If the shareholders approve this proposal, the material terms of the performance goals described above will constitute the framework within which the Compensation Committee will establish specific performance goals for the forms of performance-based compensation to be paid and awarded to executive officers of the Company between the dates of the 2004 and 2009 Annual Meetings, and therefore preserve the Company's ability to obtain tax deductions for such performance-based compensation.

Your Board of Directors recommends a vote FOR the following proposal:

RESOLVED, that the material terms of the executive officer performance goals are hereby approved.

ITEM 4 - APPROVAL OF AMENDED AND RESTATED 2001 EQUITY INCENTIVE PLAN

The Current 2001 Equity Incentive Plan.

Pursuant to the Plan of Reorganization as approved by the Company's shareholders (former creditors) and the Bankruptcy Court, the Company established the 2001 Equity Incentive Plan (the "Plan") in August 2001 to reward, retain and attract key personnel and non-employee directors. At that time, the Company reserved 4,000,000 shares of common stock for issuance of awards under the Plan. A copy of the Plan is attached as an exhibit to the Company's Form 10 filed with the SEC on October 29, 2001 and is incorporated herein by reference. The Plan is administered by the Compensation Committee, which has the power to select the key employees and non-employee Directors to be granted awards under the Plan, to determine the size, type and terms of awards to be made to each individual selected, to modify the terms of any award that has been granted, to determine the time when awards will be granted, to establish performance objectives; and prescribe the form of the instruments embodying awards under the Plan. Key employees and non-employee Directors are eligible to receive awards under the Plan. Awards under the Plan include, but need not be limited to, qualified and non-qualified stock options, stock appreciation rights and restricted stock. Nothing contained in the Plan prevents the Company from adopting or continuing in effect other or additional compensation arrangements. The Compensation Committee's determination and interpretations under the Plan will be binding on all interested persons. Awards generally are granted for no cash consideration, and are generally not-transferable except upon the death of a participant. The exercise price per share of stock purchasable under any stock option shall not be less than 100% of the fair market value of the stock or other security on the date of the grant of such option. However, if the Committee so determines, in the case of certain awards retroactively granted in tandem with or in substitution for other awards under the Plan or for any outstanding awards granted under any other plan of the Company, the exercise price may be the price on the date of original grant of such awards. The Board may amend, alter, or discontinue the Plan at any time, including amending it in ways that might increase the cost to the Company, provided that share holder approval must generally be obtained for any amendment that would increase the number of shares available for awards or that would permit the granting of options, or other stock-based awards encompassing rights to purchase shares at prices below fair market value at the time of the award.

Subject to adjustment as described below, a limited number of shares of the Company's common stock including treasury shares as of the first day of each calendar year (including any partial year) during which the Plan is in effect are available for granting awards in such year. As can be seen in the table Securities Authorized for Issuance Under Equity Compensation Plans on page 15 of this Proxy Statement, as of January 31, 2004, 134,676 shares remained available for awards under the Plan in 2004 and future years. Under the Plan, all shares available for granting as awards in any year that are not used will be available for use in subsequent years. In the event of a stock split, stock dividend, or other change in corporate structure, the Compensation Committee will adjust the number and type of shares which may be made the subject of new awards or are then subject to outstanding awards and other award terms. The Compensation Committee is also authorized, for similar purposes, to make adjustments in performance award criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or of changes in applicable laws, regulations, or accounting principles.

The Proposed Amended and Restated 2001 Equity Incentive Plan

The Board proposes that the Plan be amended and that an Amended and Restated 2001 Equity Incentive Plan (the "Amended Plan") be adopted. A copy of the proposed Amended Plan is attached to this Proxy Statement as Appendix B and is incorporated herein by reference. The material differences between the Amended Plan and the Plan are that the Amended Plan:

- clarifies that there may be issued restricted stock units, performance shares or units, or other stock based awards in addition to the stock option and stock appreciation rights awards that can currently be issued;

- increases the aggregate number of shares that can be issued pursuant to the awards from the current aggregate of not more than 4,000,000 shares to a new aggregate of not more than 5,500,000 shares;

- clarifies that any shares (a) tendered by a participant or retained by the Company as full or partial payment to the Company for the purchase price of an award or to satisfy withholding obligations, or (b) covered by an award settled in cash, shall again become available for issuance under new awards.

The Company anticipates that if the Amended Plan is approved by the shareholders, the additional shares that may be awarded under the Amended Plan will be registered with the SEC as soon as practical following the Annual Meeting.

The awards that may be granted under the Amended Plan, if approved by the shareholders, following the 2004 Annual Meeting cannot presently be determined.

Conclusion

In summary, if the shareholders approve this proposal, the Amended and Restated 2001 Equity Incentive Plan as attached to this Proxy Statement as Appendix B will become effective as of June 3, 2004.

Your Board of Directors recommends a vote FOR the following proposal:

RESOLVED, that the Amended and Restated 2001 Equity Incentive Plan is hereby approved.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and officers ("reporting persons") to file reports with the SEC disclosing their ownership, and changes in their ownership of the Company's common stock. Copies of these reports must also be furnished to the Company.

Based solely upon its review of the copies of reports furnished to the Company and written representations that no other reports are required, during 2003, the Company believes that all of the Company's Directors and officers made all required filings on a timely basis.

ADDITIONAL INFORMATION

Communications Between Shareholders and the Board

Shareholders may send written communications to the Board and, if applicable, to specified individual Directors, by mail, facsimile or courier to the Company's principal executive offices. All correspondence received by the Company will be relayed to the Board or, if applicable, to the individual Director. Communications should be addressed to Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025, or sent by facsimile to Mr. McCreery at (713) 669-2621.

Deadline for Shareholders for Inclusion in Next Year's Proxy Statement

Shareholder proposals intended to be presented at the 2005 Annual Meeting of Shareholders and included in the Company's proxy statement and form of proxy relating to that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be received in writing by the Company at the Company's principal executive offices by December 27, 2004. Proposals should be addressed to Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

Other Shareholder Proposals for Presentation at Next Year's Annual Meeting

For any shareholder proposal that is not submitted to the Company for inclusion in next year's proxy statement, but is instead sought to be presented by the shareholder directly at the 2005 Annual Meeting, Rule 14a-4(c) under the Securities Exchange Act of 1934 permits management to vote proxies in its discretion if the Company: (1) receives written notice of the proposal before the close of business on March 11, 2005, and advises shareholders in the 2005 Proxy Statement about the nature of the matter and how management intends to vote on the matter, or (2) does not receive written notice of the proposal before the close of business on March 11, 2005. Notices of intention to present proposals at the 2005 Annual Meeting should be addressed to Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

Voting Securities

Shareholders of record at the close of business on April 7, 2004, will be eligible to vote at the Annual Meeting. The voting securities of the Company consist of its $0.01 par value common stock, of which 18,739,264 shares were outstanding on April 7, 2004. Each share outstanding on the record date will be entitled to one vote. Treasury shares are not voted. Individual votes of shareholders are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareholder voting records is limited to the Independent Inspectors of Election and certain employees of the Company and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

Vote Required for Approval

The nominees receiving the nine highest vote totals (a plurality) of the votes cast at the Annual Meeting in person or by proxy will be elected as Directors. All other matters require for approval the favorable vote of a majority of shares voted at the Annual Meeting in person or by proxy. Abstentions, if any, will not be counted as votes cast. Therefore, they will have no effect on the outcome of the other matters to be voted on at the Annual Meeting. A broker non-vote occurs when a nominee holding shares for a beneficial holder does not have discretionary voting power and does not receive voting instructions from the beneficial owner. Broker non-votes will not be treated as shares present and entitled to vote on a voting matter and will have no effect on the outcome of the vote.

Manner for Voting Proxies

The shares represented by all valid proxies received by mail, or submitted by telephone or the Internet will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: (1) for the nominees for director named in this Proxy Statement, (2) for ratification of the appointment of Deloitte & Touche LLP as independent auditors, (3) for approval of the proposal relating to the material terms of executive officer performance goals and (4) for approval of the proposal relating to the Amended and Restated 2001 Equity Incentive Plan. Should any matter not described above be properly presented at the Annual Meeting, the persons named in the Proxy Card will vote in accordance with their judgment.

Other Matters to be Presented

The Board knows of no other matters which may be presented at the Annual Meeting. If any other matters properly come before the Annual Meeting, including any adjournment or adjournments thereof, proxies received in response to this solicitation will be voted upon such matters in the discretion of the person or persons named in the Proxy Card.

Solicitation of Proxies

Proxies will be solicited on behalf of the Board by mail or in person, and all solicitation costs will be paid by the Company. Copies of proxy material and of the Annual Report for 2003 will be supplied to holders of record, as well as to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners, and the Company will reimburse such holders for their reasonable expenses. Mellon Investor Services has been retained to assist in soliciting proxies at a fee of $7,500 plus distribution costs and other costs and expenses.

Electronic Access to Proxy Statement and Annual Report

This Proxy Statement and the Company's 2003 Annual Report on Form 10-K are available on the Company's website at www.stagestoresinc.com by clicking "Investor Relations", then "SEC Filings", then the document to be viewed or obtained. A copy of the Company's 2003 Annual Report on Form 10-K will also be furnished without charge to shareholders beneficially or of record at the close of business on April 7, 2004, on request to Bob Aronson, Director of Investor Relations, at (800) 579-2302. This Proxy Statement and the Company's 2003 Annual Report on Form 10-K are also available on the SEC's EDGAR database at www.sec.gov.

AMENDED CHARTER FOR THE AUDIT COMMITTEE
OF STAGE STORES, INC.
March 9, 2004

I.   DESCRIPTION AND PURPOSE

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Stage Stores, Inc. (the "Company"). Its purpose is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company by the Company's independent auditors. The Committee shall act independently as authorized and assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the Board and others, the internal control structure, the audit process, and the adherence to applicable laws and regulations. Considering the size and complexity of the Company, the Committee shall apply reasonable materiality standards to all of its activities.

II.   COMPOSITION, EXPERTISE, AND INDEPENDENCE REQUIREMENTS OF AUDIT COMMITTEE MEMBERS

A.   <u>Number of Members</u>

The Committee shall consist of at least three members, comprised solely of Independent Directors, as that term is defined below.

B.   <u>Qualifications</u>

1.   <u>Financial Literacy</u>.   Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

2.   <u>Financial Expertise</u>.   At least one member of the Committee must be an "Audit Committee Financial Expert ("ACFE"), as defined by the United States Securities and Exchange Commission ("SEC") and determined by the Board. An ACFE must possess all of the following attributes (the "Attributes"):

       a.   an understanding of generally accepted accounting principles and financial statements;

       b.   the ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;

       c.   experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

       d.   an understanding of internal control over financial reporting; and

       e.   an understanding of audit committee functions.

The ACFE must have acquired the Attributes through any one or more of the following:

       a.   education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

<ol type="a" start="2">
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
other relevant experience.

3. <u>Independence</u>. As used in this Charter, "Independent Director" means a member of the Board other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

<ol type="a">
a director who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company;
a director who accepts or has a Family Member who accepts any payments from the Company, or any parent or subsidiary of the Company, during the current fiscal year or any of the past three fiscal years, other than compensation for Board or Board Committee service, payments arising solely from investments in the Company's securities, compensation paid to a Family Member who is a non-executive employee of the Company or a parent or subsidiary of the Company, benefits under a tax-qualified retirement plan, or non-discretionary compensation, and loans permitted under Section 13(k) of the Exchange Act;
a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company as an executive officer. Family Member is a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home;
a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than payments arising solely from investments in the Company's securities, and payments under non-discretionary charitable contribution matching programs;
a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity at any time during the past three years where any of the executive officers of the Company serves on the compensation committee of such other entity;
a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor, and worked on the Company's audit, at any time during the past three years;
a director who is an affiliate of the Company or any of its subsidiaries. The term "affiliate" means a person that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified, such as an executive officer or the beneficial owner, directly or indirectly, of more than 10% or any class of voting equity securities of the specified person. The following will also be deemed to be affiliates: (i) an executive officer of an affiliate, (ii) a director who is

also an employee of an affiliate, (iii) a general partner of an affiliate, and (iv) a managing member of an affiliate; and

h.   a director who has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

For purposes of independence, any three year look back periods commence on the date the relationship ceases. In addition, any reference to a "parent or subsidiary" covers entities the Company controls and consolidates with the Company's financial statements as filed with the SEC (but not if the Company reflects such entity solely as an investment in the Company's financial statements).

III. MEETINGS

A. Frequency

The Committee shall meet as frequently as circumstances require, but in any event on a quarterly basis. The Committee may ask members of management or others to attend meetings and may provide pertinent information to them as the Committee deems necessary.

B. Executive Sessions with Key Personnel and Agents

The Committee should meet privately in executive session at least annually with management, the director of the Company's internal auditing department, the independent auditor, and as a committee to discuss any matters that the Committee or any of those groups believe should be discussed. In addition, the Committee should communicate with management and the independent auditor quarterly to review the Company's financial statements and significant findings based upon the independent auditor's limited review procedures.

C. Keeping Minutes

Minutes shall be taken for each Committee meeting which shall then be approved at the next meeting of the Committee.

IV. AUTHORITY

The Committee's authority is as follows:

A. Authority to Hire, Terminate and Compensate External Auditor/Settle Disputes

The Committee is authorized to appoint, determine the compensation of, retain and oversee of the work of any registered public accounting firm engaged (including resolving disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and each such registered public accounting firm must report directly to the Committee.

B. Authority to Engage Advisers

The Committee is authorized to engage independent counsel and other advisers, as it determines necessary to carry out its duties.

C.   Authority to Conduct Independent Investigations

The Committee is authorized to conduct any investigation appropriate to fulfilling its responsibilities and duties.

D.   Authority to Directly Access Corporate Employees and Information

The Committee is authorized to fully and directly access the independent auditor, anyone in the Company, and any and all information and records of the Company.

E.   Funding

The Committee is authorized, and the Company shall provide for, appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any advisers employed by the Committee under Section B of this Article IV, (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

V.   RESPONSIBILITIES AND DUTIES

The Committee's primary responsibilities and duties are as follows:

A.   In General

1.   Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

2.   Ensure the independence and monitor the performance of the Company's independent auditor and the performance of the Company's internal auditing department.

3.   Provide an avenue of communication between the independent auditor and the Company's internal auditing department.

4.   Provide an avenue of communication among the independent auditor, management, the Company's internal auditing department, and the Board.

B.   Review Procedures

1.   Review and reassess the adequacy of this Charter on an annual basis. Submit the Charter to the Board for approval and have the document published at least every three years in accordance with SEC regulations and the rules of the stock exchange on which the Company's securities are traded.

2.   Review the Company's annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditor of significant issues regarding principles, practices, and judgments.

3.   In conjunction with management, the independent auditor, and the Company's internal auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditor and the Company's internal auditing department together with management's responses. The scope of this review should at a minimum include a discussion of significant deficiencies and material weaknesses in internal controls and any fraud, whether or not material, by management as reported by management, the internal auditing department or the independent auditor.

4. Review with management and the independent auditor the Company's quarterly financial results prior to the release of earnings and/or the Company's quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditor in accordance with Statement of Auditing Standard ("SAS") No. 61 as amended by SAS 89 and SAS 90 ("Audit Committee Communications") or other regulations and standards. The Chairman of the Committee may represent the entire Committee for purposes of this review.

5. Review with the independent auditor and objectively weigh the information provided by the independent auditor and the soundness of the Company's accounting policies in connections with:

    a. The Company's financial statements and related footnotes and the independent auditor's report thereon, including their report on the adequacy of the Company's internal controls and any significant recommendations they may offer to improve internal controls;

    b. Any significant accruals, reserves or estimates which may have a material impact on the financial statements;

    c. Any difficulties or disputes with management encountered by the independent auditor during the course of the audit and any instances of second opinions sought by management;

    d. All critical accounting policies and practices to be used by the Company;

    e. All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, the ramifications of the use of such alternative disclosures and treatment, and the treatment preferred by the independent auditor;

    f. Other material written communications between the independent auditor and the management of the Company, such as any management letter or schedule of unadjusted differences.

    g. The adequacy of the Company's internal controls and any significant findings during the year and management's responses thereto, including at a minimum significant deficiencies and material weaknesses in internal controls and any fraud, whether or not material, by management;

    h. Any difficulties encountered in the course of the audits, including any restrictions on the scope of the independent auditor's work or access to required information;

    i. Any separate service that the independent auditor is providing the Company with written confirmation from the independent auditor regarding the nature of the service and existence of pre-approval from the Committee; and

    j. When required, the soundness of the internal quality-control procedures of the independent auditor including its standing before the Public Company Accounting Oversight Board and the nature of any investigation or other proceedings related to its quality controls or performance.

7. Consider with management and the independent auditor the possible impact of any pending changes in accounting standards or rules as promulgated by the FASB or others.

8. Review with legal counsel any legal and regulatory matters that may have a material impact on the financial statements and any reports received from regulators, and any environmental compliance and reserves.

9. Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

10. Review and approve all related party transactions involving the Company.

C. **Independent Auditor and Other Registered Public Accounting Firms**

1. The independent auditor is directly accountable to the Committee. The Committee has the direct responsibility for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and each such registered public accounting firm must report directly to the Committee.

2. The Committee is responsible for ensuring that the independent auditor submits to the Committee a formal written statement delineating all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard No. 1. The Committee is also responsible for actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and for taking, or recommending that the Board take appropriate action to oversee the independence of the independent auditor. The Committee shall review the independence and the performance of the auditors and appoint the independent auditor or approve any discharge of auditors when circumstances warrant. To ensure independence, on an annual basis, the Committee shall review and discuss with the independent auditor all significant relationships they have with the Company that could impair the auditor's independence.

3. The Committee shall review the independent auditor's audit plan – discuss scope, staffing, locations, reliance upon management, and internal audit and general audit approach to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

4. The Committee shall approve the fees and other significant compensation to be paid to the independent auditor.

5. The Committee shall approve any change in the independent auditor's engagement partner or audit partner responsible for the audit of the Company's financial statements and confirm that the independent auditor has rotated its lead or controlling audit partner having primary responsibility for the audit or the audit partner responsible for reviewing the audit with an assignment not to exceed five fiscal years.

D. **Prohibited Non-Audit Services**

Except as provided in Section E, below, the independent auditor shall not provide to the Company, contemporaneously with the audit, any non-audit service, including the following:

1. bookkeeping or other services related to the accounting records or financial statements of the Company;

2. financial information systems design and implementation;

3. appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

4.   actuarial services;

5.   internal audit outsourcing services;

6.   management functions or human resources;

7.   broker or dealer, investment adviser, or investment banking services;

8.   legal services and expert services unrelated to the audit; and

9.   any other service that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.

The independent auditor may engage in any non-audit service, including tax services, that is not described in Subsections 1 through 9 above, only if the activity is approved in advance by the Committee in accordance with Section E, below.

E.   Pre-approval Requirements

In General. All auditing services (which may entail providing comfort letters in connection with securities underwritings) and non-audit services, other than as provided in Section D, above, provided to the Company by the independent auditor shall be pre-approved by the Committee.

De Minimus Exception. Notwithstanding anything to the contrary in this Section E, the pre-approval requirement shall not apply to the provision of non-audit services for the Company, if:

1.   the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5 percent of the total amount of revenues paid by the Company to the independent auditor during the fiscal year in which the non-audit services are provided;

2.   the non-audit services were not recognized by the Company at the time of the engagement to be non-audit services; and

3.   the non-audit services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by 1 or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Disclosure to Investors. Any approval by the Committee of a non-audit service to be performed by the independent auditor of the Company shall be disclosed to investors in periodic reports required by Section 13(a) of the Exchange Act.

Delegation of Pre-Approval Authority. The Committee may delegate to 1 or more designated members of the Committee who are independent directors of the Board of Directors, the authority to grant pre-approvals required by this Section E. The decisions of any Committee member to whom authority is delegated under this paragraph to pre-approve an activity under this Section E shall be presented to the full Committee at each of its scheduled meetings.

Approval of Audit Services for Other Purposes. If the Committee approves an audit service within the scope of the engagement of the independent auditor, the audit service shall be deemed to have been pre-approved for purposes of this Section E.

F. Complaint Procedures; Dispute Resolution

1. Accounting Complaints. The Committee shall establish procedures for (i) the receipt retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedure, which may be incorporated into a more comprehensive code of ethics, shall at a minimum: (i) set forth a statement about the Company's commitment to comply with the laws; (ii) encourage employees to inform the Company of conduct amounting to a violation of the applicable standards; (iii) describe prohibited conduct; (iv) set forth compliance procedures that employees can easily use, including making anonymous complaints, and (v) provide assurances that there will be no retaliation for reporting suspected violations.

2. Financial Accounting Policy Dispute Resolution. The Committee shall establish procedures for resolving disputes between the external auditor and management over issues pertaining to financial reporting. The Committee shall resolve these disputes, and for such purpose, the procedures may allow the Committee to obtain a second opinion from independent advisors. The procedures shall in no way allow the Committee to improperly influence the external auditor

G. Required Response to Audit Discoveries

If, in the course of conducting an audit of the Company, the Company's independent auditor informs the Committee that an illegal act (whether or not perceived to have a material effect on the financial statements of the Company) has been detected or has otherwise come to the attention of the independent auditor, (a) the Committee shall immediately direct the Company's senior management to take timely and appropriate remedial action with respect to the illegal act and to advise the Committee of the action taken, and (b) the Committee shall obtain written confirmation from the independent auditor that the remedial action taken has satisfactorily addressed the illegal act. At the next regularly scheduled meeting of the Board, or sooner if deemed appropriate by the Committee, the Committee shall report to the Board the illegal act, the remedial action taken and the status of the matter. The Committee may delegate to one or more designated members of the Committee who are independent directors of the Board, the authority to carry out the actions required by this Section G.

H. Audit Committee Report

To the extent required by statute or regulation to be provided in the Company's proxy statements or other filing with the SEC,

1. The Committee must state whether:

    a. The Committee has reviewed and discussed the Company's audited financial statements with management;

    b. The Committee has discussed with the independent auditors the matters required to be discussed by the Audit Committee Communications, as may be modified or supplemented;

    c. The Committee has received the written disclosures and the letter from the independent auditor required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*), as may be modified or supplemented, and has discussed with the independent auditor the independent auditor's independence; and

    d. Based on the review and discussions referred to in paragraphs (1)(a) through (1)(c) of this Section H, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

2.   The name of each member of the Committee must appear below the required disclosure.

VI.   WRITTEN AFFIRMATION

Once each year the Committee shall provide the Company through the Board, and the Company shall provide to the Nasdaq, or other primary stock exchange on which the Company's securities are traded, written confirmation regarding:

1.   Any determination that the Board has made regarding the independence of directors who are members of the Committee pursuant to this Charter;

2.   The financial literacy of the Committee members;

3.   The determination that at least one of the Committee members has accounting or related financial management expertise; and

4.   The annual review and reassessment of this Charter.

VII.   NOTIFICATION OF NON-COMPLIANCE

The Company shall provide to the Nasdaq, or other primary stock exchange on which the Company's securities are traded, prompt notification after an executive officer becomes aware of any material noncompliance by the Company of the qualitative listing requirements related to the Committee such as deviation from the composition and independence requirements and any restrictions placed on the authority, duties and responsibilities contained in this Charter.

VIII.   GOING CONCERN ANNOUNCEMENT.

In the event the Company receives an opinion from its independent auditor that contains a going concern qualification, it shall make a public announcement through the news media disclosing the receipt of such qualification.

STAGE STORES, INC.
AMENDED AND RESTATED 2001 EQUITY INCENTIVE PLAN

1. **Purpose.** The purpose of the Stage Stores, Inc. Amended and Restated 2001 Equity Incentive Plan (the "Plan") is to advance the interests of Stage Stores, Inc., a Nevada corporation (the "Company"), and its stockholders by providing incentives to certain key employees and non-employee directors of the Company, its subsidiaries and its affiliates (which shall include any other entity designated by the Committee in which the Company directly or indirectly owns at least a 50% interest) who contribute significantly to the strategic and long-term performance objectives and growth of the Company. The Stage Stores, Inc. 2001 Equity Incentive Plan, which was approved by the Board on September 13, 2001 and by the stockholders of the Company as part of the Company's Plan or Reorganization, is hereby amended and restated effective June 3, 2004 (the "Restatement Effective Date"), subject to stockholder approval. All amendments to the Plan pursuant to this amendment and restatement of the Plan are effective as of the Restatement Effective Date unless otherwise provided. Accordingly, unless otherwise provided, the Plan provisions prior to this amendment and restatement shall govern for the period prior to the Restatement Effective Date.

2. **Administration.** The Plan shall be administered solely by the Board of Directors (the "Board") or the Compensation Committee (the "Committee") of the Board, which Committee shall be comprised solely of two or more Outside Directors who shall administer the Plan. The term "Outside Director" shall mean a director who, within the meaning of Treasury Department regulation § 1.162-27(e)(3), (1) is not a current employee of the Company, (2) is not a former employee of the Company who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year with respect to which the director's status is being determined, (3) has not been an officer of the Company, or (4) does not receive remuneration from the Company, either directly or indirectly, in any capacity other than as a director. References to the Committee hereunder shall include the Board where appropriate. The membership of the Committee or such successor committee shall be constituted so as to comply at all times with the applicable requirements of Rule 16b-3. No member of the Committee shall have within one year prior to his appointment received awards under the Plan ("Awards") or under any other plan, program or arrangement of the Company or any of its affiliates if such receipt would cause such member to be an "interested person" under Rule 16b-3; provided that if at any time (i) Rule 16b-3 so permits without adversely affecting the ability of the Plan to comply with the conditions for exemption from Section 16 of the Exchange Act (or any successor provision) provided by Rule 16b-3, and (ii) Treasury Department regulation § 1.162-27 so permits without adversely affecting the ability of Awards under the Plan to qualify as "performance-based" within the meaning of such regulation, one or more members of the Committee may be an "interested person." For purposes of the remainder of the Plan, reference to the "Committee" shall include the Board to the extent that the Board has not designated a committee to administer the Plan.

The Committee has all the powers vested in it by the terms of the Plan set forth herein, such powers to include exclusive authority (except as may be delegated as permitted herein) to select the key employees and other key individuals to be granted Awards under the Plan, to determine the type, size and terms of the Award to be made to each individual selected, to modify the terms of any Award that has been granted, to determine the time when Awards will be granted, to establish performance objectives and performance measures under which Awards may be granted, to make any adjustments necessary or desirable as a result of the granting of Awards to eligible individuals located outside the United States and to prescribe the form of the instruments embodying Awards made under the Plan. The Committee is authorized to interpret the Plan and the Awards granted under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations which it deems necessary or desirable for the administration of the Plan. The Committee (or its delegate as permitted herein) may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee (or its delegate as permitted herein) in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. The Committee may act only by a majority of its members in office, except that the members thereof may authorize any one or more of their members or any officer of the Company to execute and deliver documents or to take any other ministerial action on behalf of the Committee with respect to Awards made or to be made to Plan participants. No member of the Committee and no officer of the Company shall be liable for anything done or omitted to be done by him, by any other member of the Committee, or by any officer of the Company in connection with the performance of duties under the Plan, except for his own willful misconduct or as expressly provided by statute. Determinations to be made by the Committee under the Plan may be made by its delegates. The Committee may delegate to one or more of its members or to one or more agents or advisors such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

3.   **Participation.** Consistent with the purposes of the Plan, the Committee shall have exclusive power (except as may be delegated as permitted herein) to select the key employees and non-employee directors of the Company, its subsidiaries and its affiliates who may participate in the Plan and be granted Awards under the Plan. Eligible individuals may be selected individually or by groups or categories, as determined by the Committee in its discretion.

4.   **Awards under the Plan.**

(a)   *Types of Awards.* Awards under the Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, (iv) Restricted Stock Units, (v) Performance Shares or Units, or (vi) Other Stock-Based Awards (including, but not limited to, Awards of, or options or similar rights granted with respect to, unbundled stock units or components thereof, and Awards made to participants who are foreign nationals or are employed or performing services outside the United States). Stock Options, which include "Nonqualified Stock Options" and "Incentive Stock Options" or combinations thereof, are rights to purchase common shares of the Company having a par value of $.01 per share and stock of any other class into which such shares may thereafter be changed (the "Common Shares"). Nonqualified Stock Options and Incentive Stock Options are subject to the terms, conditions and restrictions specified in Section 5. Stock Appreciation Rights are rights to receive (without payment to the Company) cash, Common Shares, other Company securities (which may include, but need not be limited to, unbundled stock units or components thereof, debentures, preferred stock, warrants, securities convertible into Common Shares or other property ("Other Company Securities")) or property, or other forms of payment, or any combination thereof, as determined by the Committee, based on the increase in the value of the number of Common Shares specified in the Stock Appreciation Right. Stock Appreciation Rights are subject to the terms, conditions and restrictions specified in Section 6. Shares of Restricted Stock are Common Shares which are issued subject to certain restrictions pursuant to Section 7. Restricted Stock Units are subject to the terms, conditions and restrictions specified in Section 8. Performance Shares or Units are subject to the terms, conditions and restrictions specified in Section 9. Other Stock-Based Awards are subject to the terms, conditions and restrictions specified in Section 10.

(b)   *Maximum Number of Shares that May be Issued.* There may be issued under the Plan (as Restricted Stock, pursuant to the exercise of Stock Options or Stock Appreciation Rights, or in payment of or pursuant to the exercise of such other Awards as the Committee, in its discretion, may determine) an aggregate of not more than 5,500,000 Common Shares, which is an increase of 1,500,000 additional Common Shares approved by the stockholders effective as of the Restatement Effective Date, subject to adjustment as provided in Section 16. As an additional limitation, there may be issued under the Plan as Awards other than Stock Options or Stock Appreciation Rights an aggregate of not more than 1,375,000 Common Shares, subject to adjustment as provided in Section 16. Irrespective of the aggregate number of Common Shares authorized herein, each participant in the Plan shall be entitled to receive grants of Awards with respect to no more than 500,000 Common Shares, Restricted Stock Units and Performance Units in any calendar year, subject to adjustment as provided in Section 16. Common Shares issued pursuant to the Plan may be either authorized but unissued shares, treasury shares, reacquired shares, or any combination thereof. If any Common Shares issued as Restricted Stock or otherwise subject to repurchase or forfeiture rights are reacquired by the Company pursuant to such rights, or if any Award is cancelled, terminates, lapses or expires unexercised, any Common Shares that would otherwise have been issuable pursuant thereto will again become available for issuance under new Awards. In addition, any Common Shares (i) tendered by a participant (either by actual delivery or by attestation) or retained by the Company as full or partial payment to the Company for the purchase price of an Award or to satisfy withholding obligations, or (ii) covered by an Award settled in cash, shall again become available for issuance under new Awards. If there is any change in the outstanding Common Shares by reason of the events set forth in Section 16, the number of Common Shares which may be issued under this Plan shall be appropriately adjusted. This is not an "evergreen" plan whereby additional Common Shares would be added to the Plan on an annual basis without stockholder approval.

    (c)   *Rights with respect to Common Shares and Other Securities.*

    (i)   Unless otherwise determined by the Committee in its discretion, a participant to whom an Award of Restricted Stock has been made (and any person succeeding to such participant's rights in accordance with the Plan) shall have, after issuance of a certificate for the number of Common Shares awarded and prior to the expiration of the Restricted Period (as hereinafter defined) or the earlier repurchase of such Common Shares as herein provided, ownership of such Common Shares, including the right to vote the same and to receive dividends or other distributions made or paid with respect to such Common Shares (provided that such Common Shares, and any new, additional or different shares, or Other Company Securities or property, or other forms of consideration which the participant may be entitled to receive with respect to such Common Shares as a result of a stock split, stock dividend or any other change in the corporation or capital structure of the Company, shall be subject to the restrictions hereinafter described as determined by the Committee in its discretion), subject, however, to the options, restrictions and limitations imposed thereon pursuant to the Plan. Notwithstanding the foregoing, a participant with whom an Award agreement is made to issue Common Shares in the future, shall have no rights as a stockholder with respect to Common Shares related to such agreement until issuance of a certificate to him.

    (ii)   Unless otherwise determined by the Committee in its discretion, a participant to whom a grant of Stock Options or Stock Appreciation Rights is made (and any person succeeding to such a participant's rights pursuant to the Plan) shall have no rights as a stockholder with respect to any Common Shares or as a holder with respect to other securities, if any, issuable pursuant to any such Award until the date of the issuance of a stock certificate to him for such Common Shares or other instrument of ownership, if any. Except as provided in Section 16, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities, other property or other forms of consideration, or any combination thereof) for which the record date is prior to the date such stock certificate or other instrument of ownership, if any, is issued.

    (iii)   Any participant who is directly or indirectly the beneficial owner of more than 10 per centum of any class of any equity security which is registered pursuant to Section 12 of the Exchange Act, or who is an officer or director of the Company (unless an exemption under Regulation Section 240.16b-3(d) or (e) of the Exchange Act applies), shall hold his Restricted Stock, if any, for at least six months from the date of grant and any other Award received for at least six months from the date of acquisition of the Award before disposition of the Award or its underlying Common Stock.

(d)   *Vesting.* Rights acquired pursuant to an Award may be subject to vesting as determined by the Committee in its sole discretion.

(e)   *Frequency of Grants.* The Committee in its discretion, shall set the frequency of grants.

(f)   *Securities and Tax Law Compliance.*

(i)   Unless otherwise determined by the Committee in its discretion, no Awards shall be granted unless counsel for the Company shall be satisfied that such issuance will qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or any successor statutory provision thereto (the "Code") and that such issuance will be in compliance with the Code and regulations issued thereunder.

(ii)   No Common Shares, Other Company Securities or property, other securities or property, or other forms of payment shall be issued hereunder with respect to any Award unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable federal, state, local and foreign legal, securities exchange and other applicable requirements.

5.   Stock Options. The Committee may grant or sell Stock Options either alone, or in conjunction with Stock Appreciation Rights, either at the time of grant or by amendment thereafter; provided that an Incentive Stock Option may be granted only to an eligible employee of the Company or any parent or subsidiary corporation (as such are defined in Sections 424(e) and 424(f) of the Code, respectively). Each Stock Option (referred to herein as an "Option") granted or sold under the Plan shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall comply with the following terms and conditions, and with such other terms and conditions, including, but not limited to, restrictions upon the Option or the Common Shares issuable upon exercise thereof, as the Committee, in its discretion, shall establish:

(a)   The option price shall be as determined by the Committee; provided that, in the case of Incentive Stock Options, the option price shall be at least the fair market value of the Common Shares subject to such Incentive Stock Option at the time the Incentive Stock Option is granted, and in the case of Nonqualified Stock Options, the option price shall be at least 100% of the fair market value of the Common Shares subject to such Nonqualified Stock Option at the time the Nonqualified Stock Option is granted.

(b)   The Committee shall determine the number of Common Shares to be subject to each Option. The number of Common Shares subject to an outstanding Option may be reduced on a share-for-share or other appropriate basis, as determined by the Committee, to the extent that Common Shares under such Option are used to calculate the cash, Common Shares, Other Company Securities or property, or other forms of payment, or any combination thereof, received pursuant to exercise of a Stock Appreciation Right attached to such Option.

(c)   An Incentive Stock Option may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, and shall be exercisable during the grantee's lifetime only by him. Unless the Committee determines otherwise, a Nonqualified Stock Option may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, and shall be exercisable during the grantee's lifetime only by him. Unless the Committee determines otherwise, the Option shall not be exercisable for at least six months after the date of grant, unless the grantee ceases employment before the expiration of such six-month period by reason of his disability as defined in Section 14 or his death.

(d)   The Option shall not be exercisable:

(i)   after the tenth anniversary of the date it is granted. Any Option may be exercised during such period only as set forth under Section 4(d) or at such time or times and in such installments as the Committee may establish in its grant of the Option;

(ii)   unless payment in full is made for the shares being acquired thereunder at the time of exercise; such payment shall be made in such form (including, but not limited to, cash, surrender of all or a portion of an outstanding Award, Common Shares held by the participant at their fair market value on the exercise date, or a combination thereof) as provided in the Award grant instrument or as the Committee may determine in its discretion; and

(iii)   unless the person exercising the Option has been, at all times during the period beginning with the date of the grant of the Option and ending on the date of such exercise, employed by, or a nonemployee director of, the Company, or a parent, subsidiary or affiliate of the Company, or a corporation substituting or assuming the Option in a transaction to which Section 424(a) of the Code, is applicable, except that:

(A)   if such person shall cease such employment or performance of services by reason of his disability as defined in Section 14 or early, normal or deferred retirement under an approved retirement program of the Company (or such other plan or arrangement as may be approved by the Committee, in its discretion, for this purpose) while holding an Option which has not expired and has not been fully exercised, such person, at any time within sixty days (or such period determined by the Committee) after the date he ceased such employment (but in no event after the Option has expired), may exercise the Option with respect to any shares as to which he could have exercised the Option on the date he ceased such employment or with respect to such greater number of shares as determined by the Committee;

(B)   if any person to whom an Option has been granted shall die holding an Option which has not expired and has not been fully exercised, his executors, administrators, heirs or distributees, as the case may be, may, at any time within one year (or such other period determined by the Committee) after the date of death (but in no event after the Option has expired), exercise the Option with respect to any shares as to which the decedent could have exercised the Option at the time of his death, or with respect to such greater number of shares as determined by the Committee; or

(C)   if such person shall cease employment with the Company while holding an Option which has not expired and has not been fully exercised, the Committee may determine to allow such person at any time within the sixty days or such other period determined by the Committee (but in the case of an Incentive Stock Option, such period shall not exceed ninety days) after the date he ceased such employment (but in no event after the Option has expired), to exercise the Option with respect to any shares as to which he could have exercised the Option on the date he ceased such employment or with respect to such greater number of shares as determined by the Committee.

e)   In the case of an Incentive Stock Option, the amount of the aggregate fair market value of Common Shares (determined at the time of grant of the Option pursuant to Section 5(a) of the Plan) with respect to which Incentive Stock Options are exercisable for the first time by an employee during any calendar year (under all such plans of his employer corporation and its parent and subsidiary corporations) shall not exceed $100,000. To the extent the aggregate fair market value of the Common Shares with respect to which Incentive Stock Options are exercisable by an employee during any calendar year exceeds $100,000, the Options shall be treated as Nonqualified Stock Options.

(f)   It is the intent of the Company that Nonqualified Stock Options granted under the Plan not be classified as Incentive Stock Options, that the Incentive Stock Options granted under the Plan be consistent with and contain or be deemed to contain all provisions required under Section 422 (and the other appropriate provisions) of the Code and any implementing regulations (and any successor provisions thereof), and that any ambiguities in construction shall be interpreted in order to effectuate such intent.

(g)   Upon the Committee's recommendation and the approval of the Shareholders, the Board may reissue or reprice outstanding Stock Options at the fair market value of the Common Shares on the date of such reissue or repricing.

(h)   Only in the event the Company is not accounting for equity compensation under APB Opinion No. 25, the Committee shall have the ability to substitute, without receiving participant permission, Stock Appreciation Rights paid only in Common Shares (or Stock Appreciation Rights paid in Common Shares or cash at the Committee's discretion) for outstanding Options; provided, the terms of the substituted Stock Appreciation Rights are the same as the terms for the Options substituted and the aggregate difference between the fair market value of the underlying Common Shares and the grant price of the Stock Appreciation Rights is equivalent to the aggregate difference between the fair market value of the underlying Common Shares and the option price of the Options. If, in the opinion of the Company's auditors, this provision creates adverse accounting consequences for the Company, it shall be considered null and void.

6.   Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights either alone, or in conjunction with Stock Options, either at the time of grant or by amendment thereafter. Each Award of Stock Appreciation Rights granted under the Plan shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall comply with the following terms and conditions, and with such other terms and conditions, including, but not limited to, restrictions upon the Award of Stock Appreciation Rights or the Common Shares issuable upon exercise thereof, as the Committee, in its discretion, shall establish:

(a)   The Stock Appreciation Right shall be granted with a hurdle price equal to at least the fair market value of the underlying Common Shares on the date of such grant.

(b)   The Committee shall determine the number of Common Shares to be subject to each Award of Stock Appreciation Rights. The number of Common Shares subject to an outstanding Award of Stock Appreciation Rights may be reduced on a share-for-share or other appropriate basis, as determined by the Committee, to the extent that Common Shares under such Award of Stock Appreciation Rights are used to calculate the cash, Common Shares, Other Company Securities or property, or other forms of payment, or any combination thereof, received pursuant to exercise of an Option attached to such Award of Stock Appreciation Rights, or to the extent that any other Award granted in conjunction with such Award of Stock Appreciation Rights is paid.

(c)   Unless the Committee determines otherwise, the Award of Stock Appreciation Rights may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, and shall be exercisable during the grantee's lifetime only by him. Unless the Committee determines otherwise, the Award of Stock Appreciation Rights shall not be exercisable for at least six months after the date of grant, unless the grantee ceases employment or performance of services before the expiration of such six-month period by reason of his disability as defined in Section 14 or his death.

(d)   The Award of Stock Appreciation Rights shall not be exercisable:

(i)   after the tenth anniversary of the date it is granted. Any Award of Stock Appreciation Rights may be exercised during such period only as set forth under Section 4(d) or at such time or times and in such installments as the Committee may establish;

(ii)   in the case that the Award of Stock Appreciation Rights is attached to an Option, unless such Option is at the time exercisable; and

(iii)   unless the person exercising the Award of Stock Appreciation Rights has been, at all times during the period beginning with the date of the grant thereof and ending on the date of such exercise, employed by, or a nonemployee director of, the Company, except that:

(A)   if such person shall cease such employment or performance of services by reason of his disability as defined in Section 14 or early, normal or deferred retirement under an approved retirement program of the Company (or such other plan or arrangement as may be approved by the Committee, in its discretion, for this purpose) while holding an Award of Stock Appreciation Rights which has not expired and has not been fully exercised, such person may, at any time within sixty days (or such other period determined by the Committee) after the date he ceased such employment (but in no event after the Award of Stock Appreciation Rights has expired), exercise the Award of Stock Appreciation Rights with respect to any shares as to which he could have exercised the Award of Stock Appreciation Rights on the date he ceased such employment or with respect to such greater number of shares as determined by the Committee; or

(B)   if any person to whom an Award of Stock Appreciation Rights has been granted shall die holding an Award of Stock Appreciation Rights which has not expired and has not been fully exercised, his executors, administrators, heirs or distributees, as the case may be, may at any time within one year (or such other period determined by the Committee) after the date of death (but in no event after the Award of Stock Appreciation Rights has expired), exercise the Award of Stock Appreciation Rights with respect to any shares as to which the decedent could have exercised the Award of Stock Appreciation Rights at the time of his death, or with respect to such greater number of shares as determined by the Committee.

(C)   if such person shall cease employment with the Company while holding an Award of Stock Appreciation Rights which has not expired and has not been fully exercised, the Committee may determine to allow such person at any time within the sixty days or such other period determined by the Committee after the date he ceased such employment (but in no event after the Award of Stock Appreciation Rights has expired), to exercise the Award of Stock Appreciation Rights with respect to any shares as to which he could have exercised the Award of Stock Appreciation Rights on the date he ceased such employment or with respect to such greater number of shares as determined by the Committee.

(e)   An Award of Stock Appreciation Rights shall entitle the holder (or any person entitled to act under the provisions of Section 6(d)(iii)(B) hereof) to exercise such Award and surrender unexercised the Option, if any, to which the Stock Appreciation Right is attached (or any portion of such Option) to the Company and to receive from the Company in exchange thereof, without payment to the Company, that number of Common Shares having an aggregate value equal to (or, in the discretion of the Committee, less than) the excess of the fair market value of one share at the time of such exercise, over the exercise price (or Option Price, as the case may be), times the number of shares subject to the Award or the Option, or portion thereof, which is so exercised or surrendered, as the case may be. The Committee shall be entitled in its discretion to elect to settle the obligation arising out of the exercise of a Stock Appreciation Right by the payment of cash or Other Company Securities or property, or other forms of payment, or any combination thereof, as determined by the Committee, equal to the aggregate value of the Common Shares it would otherwise be obligated to deliver. Any such election by the Committee shall be made as soon as practicable after the receipt by the Committee of written notice of the exercise of the Stock Appreciation Right. The value of a Common Share, Other Company Securities or property, or other forms of payment determined by the Committee for this purpose shall be the fair market value thereof on the last business day next preceding the date of the election to exercise the Stock Appreciation Right, unless the Committee, in its discretion, determines otherwise.

(f)   A Stock Appreciation Right may provide that it shall be deemed to have been exercised at the close of business on the business day preceding the expiration date of the Stock Appreciation Right or of the related Option, or such other date as specified by the Committee, if at such time such Stock Appreciation Right has a positive value. Such deemed exercise shall be settled or paid in the same manner as a regular exercise thereof as provided in Section 6(e) hereof.

(g)   No fractional shares may be delivered under this Section 6, but in lieu thereof a cash or other adjustment shall be made as determined by the Committee in its discretion.

7.   Restricted Stock. Each Award of Restricted Stock under the Plan shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall comply with the following terms and conditions, and with such other terms and conditions as the Committee, in its discretion, shall establish:

(a)   The Committee shall determine the number of Common Shares to be issued to a participant pursuant to the Award, and the extent, if any, to which they shall be issued in exchange for cash, other consideration, or both.

(b)   Restricted Stock awarded to a participant in accordance with the Award shall be subject to the following conditions and/or restrictions until the expiration of such period as the Committee shall determine, from the date on which the Award is granted (the "Restricted Period"): (i) a participant to whom an Award of Restricted Stock is made may, at the discretion of the Committee, be issued, but shall not be entitled to, a stock certificate, (ii) the Restricted Stock shall not be transferable prior to the end of the Restricted Period, (iii) the Restricted Stock shall be forfeited and the stock certificate, if issued, shall be returned to the Company and all rights of the holder of such Restricted Stock to such shares and as a shareholder shall terminate without further obligation on the part of the Company if the participant's continuous employment or performance of services for the Company shall terminate for any reason prior to the end of the Restricted Period, except as otherwise provided in Section 7(c), and (iv) such other conditions and/or restrictions as determined by the Committee in its discretion, including, without limitation, a requirement that participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws, or holding requirements or sale restrictions on the Shares by the Company upon vesting of such Restricted Stock.

(c)   If a participant who has been in continuous employment with the Company since the date on which a Restricted Stock Award was granted to him shall, while in such employment, die, or terminate such employment by reason of disability as defined in Section 14 or by reason of early, normal or deferred retirement under an approved retirement program of the Company (or such other plan or arrangement as may be approved by the Committee in its discretion, for this purpose) and any of such events shall occur after the date on which the Award was granted to him and prior to the end of the Restricted Period of such Award, the Committee may determine to cancel any and all restrictions on any or all of the Common Shares subject to such Award.

(d)   The Committee may provide in an Award agreement that the Award of Restricted Stock is conditioned upon the participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the participant shall be required to file promptly a copy of such election with the Company.

8.   Restricted Stock Units. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Restricted Stock Units to participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Common Shares are actually awarded to the participant on the date of grant. Each Restricted Stock Unit grant shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall specify the Restricted Period, the number of Restricted Stock Units granted, and such other terms and conditions as the Committee, in its discretion, shall establish.

(a)   Except as provided in this Plan or an Award agreement, the Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Restricted Period established by the Committee, or upon earlier satisfaction of any other conditions, as specified by the Committee, in its sole discretion, and set forth in the Award agreement or otherwise. All rights with respect to the Restricted Stock Units granted to a participant under the Plan shall be available during his lifetime only to such participant, except as otherwise provided in an Award agreement or at any time by the Committee.

(b)   The Committee shall impose such other conditions and/or restrictions on any Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that participants pay a stipulated purchase price for each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws, or holding requirements or sale restrictions on the Shares by the Company upon vesting of such Restricted Stock Units. A participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(c)   Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

(d)   Each Award agreement shall set forth the extent to which the participant shall have the right to retain Restricted Stock Units following termination of the participant's employment with or provision of services to the Company, its affiliates, and/or its subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award agreement entered into with each participant, need not be uniform among all Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

9.   Performance Units or Shares. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance Units and/or Performance Shares to participants in such amounts as the Committee shall determine. Each grant of Performance Units or Performance Shares shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall specify, in addition to the following terms and conditions, the performance period, the number of Performance Units or Performance Shares granted, and such other terms and conditions as the Committee, in its discretion, shall establish.

(a)   Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the fair market value of a Common Share on the date of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the participant.

(b)   Subject to the terms of this Plan, after the applicable performance period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the participant over the performance period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

(c)   Payment of earned Performance Units/Performance Shares shall be as determined by the Committee and as evidenced in the Award agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Units/Performance Shares in the form of cash or in Common Shares (or in a combination thereof) equal to the value of the earned Performance Units/Performance Shares at the close of the applicable performance period, or as soon as practicable after the end of the performance period. Any Common Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award agreement pertaining to the grant of the Award.

(d)   Each Award agreement shall set forth the extent to which the participant shall have the right to retain Performance Units and/or Performance Shares following termination of the Participant's employment with or provision of services to the Company, its affiliates, and/or its subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award agreement entered into with each participant, need not be uniform among all Awards of Performance Units or Performance Shares issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

(e)   Except as otherwise provided in a participant's Award agreement or otherwise determined at any time by the Committee, Performance Units/Performance Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a participant's Award agreement or otherwise determined at any time by the Committee, a participant's rights under the Plan shall be exercisable during his lifetime only by such participant.

10.   Other Stock Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Common Shares) ("Other Stock-Based Awards") in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Common Shares to participants, or payment in cash or otherwise of amounts based on the value of Common Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States. Each grant of Other Stock-Based Awards shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall specify, in addition to the following terms and conditions, such other terms and conditions as the Committee, in its discretion, shall establish.

(a)   Each Other Stock-Based Award shall be expressed in terms of Common Shares or units based on Common Shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Other Stock-Based Awards that will be paid out to the participant will depend on the extent to which the performance goals are met. Payment, if any, with respect to an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or Common Shares as the Committee determines.

(b)   The Committee shall determine the extent to which the participant shall have the right to receive Other Stock-Based Awards following termination of the participant's employment with or provision of services to the Company, its affiliates, and/or its subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each participant, but need not be uniform among all Awards of Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

(c)　　　Except as otherwise determined by the Committee, Other Stock-Based Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided by the Committee, a participant's rights under the Plan, if exercisable, shall be exercisable during his lifetime only by such participant.

11.　　　Deferral of Compensation. The Committee shall determine whether or not an Award shall be made in conjunction with deferral of the participant's salary, bonus or other compensation, or any combination thereof, and whether or not such deferred amounts may be:

(a)　　　forfeited to the Company or to other participants or any combination thereof, under certain circumstances (which may include, but need not be limited to, certain types of termination of employment with the Company),

(b)　　　subject to increase or decrease in value based upon the attainment of or failure to attain, respectively, certain performance measures, and/or

(c)　　　credited with income equivalents (which may include, but need not be limited to, interest, dividends or other rates of return) until the date or dates of payment of the Award, if any.

12.　　　Deferred Payment of Awards. The Committee may specify that the payment of all or any portion of cash, Common Shares, Other Company Securities or property, or any other form of payment, or any combination thereof, under an Award shall be deferred until a later date. Deferrals shall be for such periods or until the occurrence of such events, and upon such terms, as the Committee shall determine in its discretion. Deferred payments of Awards may be made by undertaking to make payment in the future based upon the performance of certain investment equivalents (which may include, but need not be limited to, government securities, Common Shares, other securities, property or consideration, or any combination thereof), together with such additional amounts of income equivalents (which may be compounded and may include, but need not be limited to, interest, dividends or other rates of return or any combination thereof) as may accrue thereon until the date or dates of payment, such investment equivalents and such additional amounts of income equivalents to be determined by the Committee in its discretion.

13.　　　Amendment or Substitution of Awards under the Plan. The terms of any outstanding Award under the plan may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate (including, but not limited to, acceleration of the date of exercise of any Award and/or payments thereunder); provided that no such amendment shall adversely affect in a material manner any right of a participant under the Award without his written consent, unless the Committee determines in its discretion that there have occurred or are about to occur significant changes in the participant's position, duties, or responsibilities, or significant changes in economic, legislative, regulator, tax, accounting or cost/benefit conditions which are determined by the Committee in its discretion to have or to be expected to have a substantial effect on the performance of the Company, or any subsidiary, affiliate, division or department thereof, on the Plan or on any Award under the Plan. The Committee may, in its discretion, permit holders of the Awards under the Plan to surrender outstanding Awards in order to exercise or realize the rights under other Awards, or in exchange for the grant of new Awards, or require holders of Awards to surrender outstanding Awards as a condition precedent to the grant of new Awards under the Plan.

14.　　　Disability. For the purposes of this Plan, a participant shall be deemed to have terminated his employment by the Company, its subsidiaries, and its affiliates by reason of disability, if the Committee shall determine that the physical or mental condition of the participant by reason of which such employment terminated was such at that time as would entitle him to payment of monthly disability benefits under any Company disability plan. If the participant is not eligible for benefits under any disability plan of the Company, he shall be deemed to have terminated such employment by reason of disability if the Committee shall determine that his physical or mental condition would entitle him to benefits under any Company disability plan if he were eligible therefor.

15.　　　Termination of a Participant. For all purposes under the Plan, the Committee shall determine whether a participant has terminated employment with the Company.

16. **Dilution and Other Adjustments.** In the event of any change in the outstanding Common Shares of the Company by reason of any stock split, stock dividend, split-up, split-off, spin-off, recapitalization, merger, consolidation, rights offering, reorganization, combination or exchange of shares, a sale by the Company of all of its assets, any distribution to stockholders other than a normal cash dividend, or other extraordinary or unusual event, and that such change equitably requires an adjustment in the terms of any Award of the number of Common Shares available for Awards, such adjustment shall be made by the Committee and shall be final, conclusive and binding for all purposes of the Plan.

In the event of the proposed dissolution or liquidation of the Company, all outstanding Awards shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee.

In the event of a Change of Control, all outstanding Awards shall immediately vest and all restrictions on any outstanding Awards shall immediately lapse and participants shall be entitled to the full benefit of all such awards immediately prior to the effective date of the Change in Control. For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities and within one (1) year after such "person" or "group" acquires 50% or more of the combined voting power of the Company (the "Trigger Date") the members of the Board immediately prior to the Trigger Date cease to constitute a majority of the Board, (ii) there shall be consummated any consolidation or merger of the Company in which the Company is not the surviving or continuing corporation or pursuant to which shares of the Company's Common Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Shares immediately prior to the merger have (directly or indirectly) at least a 51% ownership interest in the outstanding Common Shares of the surviving corporation immediately after the merger, or (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest; provided, however, that a Change of Control shall not be deemed to have occurred if any of the above described events under (i), (ii) or (iii) occurs as the result of, associated with or arising from action, order, agreement or plan of reorganization approved by the court in the bankruptcy proceedings of Stage Stores, Inc., Specialty Retailers, Inc. and Specialty Retailers, Inc. (NV) being jointly administered under Case No. 0035078-H2-11.

17. **Designation of Beneficiary by Participant.** A participant may name a beneficiary to receive any payment to which he may be entitled in respect to any Award under the Plan in the event of his death, on a written form to be provided by and filed with the Committee, and in a manner determined by the Committee in its discretion. The Committee reserves the right to review and approve beneficiary designations. A participant may change his beneficiary from time to time in the same manner, unless such participant has made an irrevocable designation. Any designation of beneficiary under the Plan (to the extent it is valid and enforceable under applicable law) shall be controlling over any other disposition, testamentary or otherwise, as determined by the Committee in its discretion. If no designated beneficiary survives the participant and is living on the date on which an amount becomes payable to such a participant's beneficiary, such payment will be made to the legal representatives of the participant's estate, and the term "beneficiary" as used in the Plan shall be deemed to include such person or persons. If there are any questions as to the legal right of any beneficiary to receive a distribution under the Plan, the Committee in its discretion may determine that the amount in question be paid to the legal representatives of the estate of the participant, in which event the Company, the Board and the Committee and the members thereof, will have no further liability to anyone with respect to such amount.

18. **Financial Assistance.** If the Committee determines that such action is advisable and not against applicable law, the Company may assist any person to whom an Award has been granted in obtaining financing from the Company (or under any program of the Company approved pursuant to applicable law), or from a bank or other third party, on such terms as are determined by the Committee, and in such amount as is required to accomplish the purposes of the Plan, including, but not limited to, to permit the exercise of an Award, the participation therein, and/or the payment of any taxes in respect thereof. As long as not prohibited by applicable

law, such assistance may take any form that the Committee deems appropriate, including, but not limited to, a direct loan from the Company, a guarantee of the obligation by the Company, or the maintenance by the Company of deposits with such bank or third party.

19.   **Miscellaneous Provisions.**

(a)   No employee or other person shall have any claim or right to be granted an Award under the Plan. Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such eligible individuals are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to continue to be employed by the Company, its subsidiaries or its affiliates, and the right to terminate the employment of any participants at any time and for any reason is specifically reserved.

(b)   No participant or other person shall have any right with respect to the Plan, the Common Shares reserved for issuance under the Plan or in any Award, contingent or otherwise, until written evidence of the Award shall   have been delivered to the recipient and all the terms, conditions and provisions of the Plan and the Award applicable to such recipient (and each person claiming under or through him) have been met.

(c)   Except as may be approved by the Committee where such approval shall not adversely affect compliance of the Plan with Rule 16b-3 under the Exchange Act, a participant's rights and interest under the Plan may not be assigned or transferred, hypothecated or encumbered in whole or in part either directly or by the operation of law or otherwise (except in the event of a participant's death) including, but not by way of limitation, however, that any Option or similar right (including, but not limited to, a Stock Appreciation Right) offered pursuant to the Plan shall be transferable by will or the laws of descent and distribution but shall be exercisable during the participant's lifetime only by him.

(d)   It is the intent of the Company that the Plan comply in all respects with Rule 16b-3 under the Exchange Act, that any ambiguities or inconsistencies in construction of the Plan be interpreted to give effect to such intention and that if any provision of the Plan is found not to be in compliance with Rule 16b-3, such provision shall be deemed null and void to the extent required to permit the Plan to comply with Rule 16b-3.

(e)   The Company shall have the right to deduct from any payment made under the Plan any federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment. It shall be a condition to the obligation of the Company to issue Common Shares, Other Company Securities or property, other securities or property, or other forms of payment, or any combination thereof, upon exercise, settlement or payment of any Award under the Plan, that the participant (or any beneficiary or person entitled to act) pay to the Company, upon its demand, such amount as may be required by the Company for the purpose of satisfying any liability to withhold federal, state, local or foreign income or other taxes. If the amount requested is not paid, the Company may refuse to issue Common Shares, Other Company Securities or property, other securities or property, or other forms of payment, or any combination thereof. Notwithstanding anything in the Plan to the contrary, the Committee may, in its discretion, permit an eligible participant (or any beneficiary or person entitled to act) to elect to pay a portion or all of the amount requested by the Company for such taxes with respect to such Award, at such time and in such manner as the Committee shall deem to be appropriate (including, but not limited to, by authorizing the Company to withhold, or agreeing to surrender to the Company on or about the date such tax liability is determinable, Common Shares, Other Company Securities or property, other securities or property, or other forms of payment, or any combination thereof, owned by such person or a portion of such forms of payment that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such Award to such person, having a fair market value equal to the amount of such taxes).

(f)   The expenses of the Plan shall be borne by the Company.

(g)   The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Award under the Plan, and rights to the payment of Awards shall be no greater than the rights of the Company's general creditors.

(h)   By accepting any Award or other benefit under the Plan, each participant and each person claiming under or through him shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee or its delegates.

(i)   Fair market value in relation to Common Shares shall mean a price that is based on the opening, closing, actual, high, low, or average selling prices of a Common Share on the NASDAQ or other established stock exchange or exchanges on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. Such definition of fair market value shall be specified in the Award agreement and may differ depending on whether fair market value is in reference to the grant, exercise, vesting, or settlement or payout of an Award. If the Common Shares are not reported on an exchange or market, the fair market value of Common Shares shall be as determined in good faith by the Committee in such reasonable manner as it may deem appropriate in accordance with applicable law. Fair market value in relation to Other Company Securities or property, other securities or property or other forms of payment of Awards under the Plan, or any combination thereof, as of any specific time shall mean such value as determined in good faith by the Committee in such reasonable manner as it may deem appropriate in accordance with applicable law.

(j)   The masculine pronoun includes the feminine and the singular includes the plural wherever appropriate.

(k)   The appropriate officers of the Company shall cause to be filed any reports, returns or other information regarding Awards hereunder of any Common Shares issued pursuant hereto as may be required by Section 13 or 15(d) of the Exchange Act (or any successor provision) or any other applicable statute, rule or regulation.

(l)   The validity, construction, interpretation, administration and effect of the Plan, and of its rules and regulations, and rights relating to the Plan and to Awards granted under the Plan, shall be governed by the substantive laws, but not the choice of law rules, of the State of Nevada.

(m)   Certificates for Common Shares issued pursuant to the Plan which have not been registered with the Securities and Exchange Commission, and Restricted Stock, if any, shall bear an appropriate legend.

(n)   Each person who is or shall have been a member of the Board, or the Committee, or an officer of the Company to whom authority was delegated in accordance with the Plan, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to defend the same before he or she undertakes to defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

20. **Plan Amendment or Suspension.** The Plan may be amended or suspended in whole of in part at any time from time to time by the Board, but no amendment shall be effective unless and until the same is approved by stockholders of the Company where the failure to obtain such approval would adversely affect the compliance of the Plan with Rule 16b-3 under the Exchange Act and with other applicable law. No amendment of the Plan shall adversely affect in a material manner any right of any participant with respect to any Award theretofore granted without such participant's written consent, except as permitted under Section 13.

21. **Plan Termination.** This Plan shall terminate upon the earlier of the following dates or events to occur:

(a) upon the adoption of a resolution of the Board terminating the Plan; or

(b) ten years from the date the Plan as amended is approved and adopted by the stockholders of the Company in accordance with Section 22 hereof; provided, however, that the Board may, prior to the expiration of such ten-year period, extend the term of the Plan for an additional period of up to five years from the grant of Awards other than Incentive Stock Options. No termination of the Plan shall materially alter or impair any of the rights or obligations of any person, without his consent, under any Award theretofore granted under the Plan, except that subsequent to termination of the Plan, the Committee may make amendments permitted under Section 17.

22. **Stockholders Adoption.** The Plan was originally approved by the Board on September 13, 2001, and stockholders of the Company as part of the Company's Plan of Reorganization. The Amended and Restated Plan was approved by the Board on March 9, 2004, and the stockholders of the Company on June 3, 2004.